Confidential draft (Amendment No. 4 ) submitted to the Securities and Exchange Commission on February 22, 2022 . This amended draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on ____________

Registration No. 377-04722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FRANKLIN RESPONSIBLY SOURCED GOLD ETF
A SERIES OF FRANKLIN TEMPLETON HOLDINGS TRUST
SPONSORED BY FRANKLIN HOLDINGS, LLC
(Exact name of Registrant as specified in its charter)

Delaware	6221	00-0000000
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Franklin Parkway,
San Mateo, CA 94403-1906
(650) 312-2000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Franklin Holdings, LLC
One Franklin Parkway,
San Mateo, CA 94403-1906
(650) 312-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig S. Tyle One Franklin Parkway, San Mateo, CA 94403-1906 (650) 312-2000	Amy C. Fitzsimmons, Esquire Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia PA, 19103-7098 (215) 564-8711	J. Stephen Feinour Jr., Esquire Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia PA, 19103-7098 (215) 564-8521

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☒	Accelerated filer ☐ Smaller reporting company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate price per share	Proposed maximum aggregate offering price	Amount of registration fee
Franklin Responsibly Sourced Gold ETF Shares	(1)	(1)	(1)	(2)

(1)
In accordance with Rule 456(d) under the Securities Act of 1933, as amended, an indeterminate number of Franklin Responsibly Sourced Gold ETF Shares are being registered as may from time to time be offered hereunder at indeterminate prices.

(2)
In accordance with Rules 456(d) and 457(u) under the Securities Act, as amended, the registrant is deferring payment of these registration fees and will pay these registration fees on an annual net basis no later than 90 days after the end of each fiscal year.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the Sponsor and the Trust are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS Subject to Completion [____], 2022
Franklin Templeton Holdings Trust — [___]Shares of Franklin Responsibly Sourced Gold ETF
Franklin Responsibly Sourced Gold ETF, A Series Of Franklin Templeton Holdings Trust
The Franklin Templeton Holdings Trust (the “Trust”) is organized as a Delaware statutory trust. The Franklin Responsibly Sourced Gold ETF series of the Trust (the “Fund”) issues and offers shares (“Shares”) which represent units of fractional undivided beneficial interests in the net assets of the Fund.  Only Shares of the Fund, and no other series of the Trust, as may be issued from time to time, are offered in this prospectus (“Prospectus”). The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. The assets of the Fund include only gold bullion and cash, if any. The Fund is not a proxy for investing in physical gold. Rather, the Shares are intended to provide a cost-effective means of obtaining investment exposure through the securities markets that is similar to an investment in gold.
The Fund seeks to hold only responsibly sourced gold in the Fund’s allocated account.  The Fund defines responsibly sourced gold for this purpose as London Good Delivery gold bullion bars that were refined on or after January 1, 2012 (also referred to herein as “post-2012 gold”). All post-2012 gold has been refined in accordance with London Bullion Market Association’s (“LBMA”) Responsible Gold Guidance (the “Gold Guidance”), described further herein.  To facilitate this, in transferring gold into and out of the Fund’s allocated account, the Custodian will, on a best efforts basis and subject to available liquidity, seek to allocate post-2012 gold. If, due to a lack of liquidity, the Custodian is unable to allocate post-2012 gold to the Fund’s allocated account, the Custodian will do so as soon as reasonably practicable.
The Fund intends to issue Shares on a continuous basis. The Shares may be purchased from the Fund only in one or more blocks of 50,000 Shares (a block of 50,000 Shares is called a “Creation Unit”). The Fund will issue Shares in Creation Units to institutional investors referred to as “Authorized Participants” on an ongoing basis as described in “Plan of Distribution.” Creation Units will be offered continuously at the net asset value (“NAV”) for 50,000 Shares on the day that an order to create a Creation Unit is accepted by the Fund. The Fund’s Shares will be listed on NYSE Arca, Inc. (“NYSE Arca”) under the symbol “[TICKER].” The continuous offering of the Shares under the Fund’s registration statement on Form S-1 of which this Prospectus is a part is not expected to terminate until all of the Shares have been sold or three years from the initial effective date of the registration statement.
Franklin Holdings, LLC is the Sponsor of the Trust (the “Sponsor”). The Trust is a Delaware statutory trust that was formed on April 19, 2021. The Shares are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates.
BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or “BNYM,” is the Administrator (the “Administrator”) and Transfer Agent (the “Transfer Agent”) of the Trust. BNYM also serves as the custodian of the Trust’s cash, if any. The Sponsor shall appoint JPMorgan Chase Bank, N.A., London branch (“JPMorgan”), as the custodian (the “Custodian”) of the Trust’s gold bullion. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the “Trustee”). Franklin Distributors, LLC is the marketing agent of the Trust (the “Marketing Agent”).
The Trust is an “emerging growth company” as defined under the federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements for this Prospectus and future filings.
Investing in the Shares involves significant risks and may not be suitable for certain investors. Shareholders do not have any voting rights under the Trust’s governing documents except as the Sponsor may authorize from time to time. See “Risks Related to the Shares—Shareholders do not have the rights enjoyed by investors in certain other vehicles.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered in this Prospectus, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Fund will issue and redeem Shares from time to time in Creation Units only to Authorized Participants in exchange for the delivery to the Fund, or the distribution by the Fund, of the amount of gold bullion represented by the Creation Units being created or redeemed. This amount is based on the combined NAV of the number of Shares included in the Creation Units being created or redeemed, as applicable, determined on the day the order to create or redeem Creation Units is accepted, as described in “Creations and Redemptions.” The Shares will be sold to the public at prices that will reflect the price of gold and the trading price of the Shares on NYSE Arca at the time of the offer.
The Shares are neither interests in nor obligations of the Sponsor, the Trustee, the Administrator, the Transfer Agent, the Custodian, the Marketing Agent or their respective affiliates. The Shares are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Trust is not an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is not required to register under such act. The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended (the “CEA”), and neither the Sponsor nor the Trustee are subject to regulation by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator or a commodity trading advisor with respect to the Fund. See “Regulatory Risks— Shareholders do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.”
On [_____], 2022, [_____] (the “Initial AP”), subject to conditions and acting as a statutory underwriter in connection with the initial purchase of Shares, deposited gold for the purchase of Seed Creation Units totaling 100,000 Shares. The Seed Creation Units were created at a per Share price equal to the value of [___] of a Fine Ounce of gold on [______], 2022. The price per-Share and the LBMA Gold Price PM on [____], 2022 were $25 and $[____], respectively. Total proceeds to the Fund from the sale of the Seed Creation Units were [___] ounces of gold. Delivery of the Seed Creation Units was made on [_______], 2022.
The Initial AP intends to offer to the public these 100,000 Shares at a per-Share offering price that will vary depending on the Trust’s NAV and the trading price of the Shares on the NYSE Arca at the time of the offer. Shares offered by the Initial AP at different times may have different offering prices. Prior to this offering, there was no public market for the Shares.
As of [_____], there were 100,000 Shares outstanding.

i

The date of this Prospectus is [__].

This Prospectus contains information you should consider when making an investment decision about the Shares. You may rely on the information contained in this Prospectus. The Trust and the Sponsor have not authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus is not an offer to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted.

The Shares are not registered for public sale in any jurisdiction other than the United States.  Persons outside of the United States who come into possession of this Prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this Prospectus outside of the United States.

TABLE OF CONTENTS

PART ONE — DISCLOSURE DOCUMENT
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	iii
PROSPECTUS SUMMARY	1
THE OFFERING	4
RISK FACTORS	8
USE OF PROCEEDS	21
OVERVIEW OF THE GOLD INDUSTRY	22
OBJECTIVE OF THE FUND	27
FUND EXPENSES	29
DESCRIPTION OF THE TRUST	31
DESCRIPTION OF KEY SERVICE PROVIDERS	33
DESCRIPTION OF THE SHARES	44
THE SECURITIES DEPOSITORY; BOOK-ENTRY-ONLY SYSTEM; GLOBAL SECURITY	45
DETERMINATION OF NAV	46
CREATIONS AND REDEMPTIONS	47
TRADING OF FUND SHARES	51
UNITED STATES FEDERAL TAX CONSEQUENCES	52
ERISA AND RELATED CONSIDERATIONS	57
THE DECLARATION OF TRUST	59
INITIAL AP	61
PLAN OF DISTRIBUTION	62
LEGAL PROCEEDINGS	63
LEGAL MATTERS	64
EXPERTS	65
WHERE YOU CAN FIND MORE INFORMATION	66
FINANCIAL STATEMENTS	F-1
APPENDIX A — GLOSSARY OF DEFINED TERMS	A-1
PART TWO — STATEMENT OF ADDITIONAL INFORMATION

Until [XX], 2022 (25 days after the date of this Prospectus), all dealers effecting transactions in the Shares, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions. The Sponsor first intends to use this Prospectus on [XX].

Authorized Participants may be required to deliver a prospectus when making transactions in the Shares.

Unless otherwise indicated, information contained in this Prospectus concerning the gold industry and market for gold bullion is based on information from independent industry and research organizations, other third-party sources and management estimates. Certain of these publications, studies and reports may have been published before the COVID-19 pandemic and therefore may not reflect any impact of COVID-19 on the gold industry and market for gold bullion. Sponsor estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by reviewing such data and the Sponsor’s knowledge of the gold industry and market for gold bullion, which is believed to be reasonable. Although the Sponsor believes the data from these third-party sources is reliable, the Sponsor has not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the gold industry, market for gold bullion and the future performance of the Fund are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Statement Regarding Forward-looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by the Sponsor.
Statement Regarding Forward-looking Statements

This Prospectus includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “it is likely” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this Prospectus that address activities, events or developments that may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Fund’s future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors appropriate in the circumstances. Whether actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this Prospectus; general economic, market and business conditions; changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies; and other world economic and political developments. See “Risk Factors” starting on page [__]. Consequently, all the forward-looking statements made in this Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Fund’s operations or the value of the Shares. Moreover, neither the Sponsor nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. These forward-looking statements speak only as of the date of this Prospectus. The Trust, the Sponsor, or the Marketing Agent undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Prospectus Summary

The following is a summary of the Prospectus and, while it contains material information about the Fund and the Shares, it does not contain or summarize all of the information about the Fund and the Shares contained in this Prospectus which is material and may be important to you. You should read this entire Prospectus, including “Risk Factors” beginning on page [__], before making an investment decision about the Shares.

Definitions used in this Prospectus can be found in the Glossary of Defined Terms in Appendix A.

TRUST STRUCTURE
The Trust
Franklin Templeton Holdings Trust, or the Trust, was formed as a Delaware statutory trust on April 19, 2021. The Trust currently offers a single series, the Franklin Responsibly Sourced Gold ETF. The Fund issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the Fund. The term of the Trust and the Fund is perpetual (unless terminated earlier in certain circumstances). Delaware Trust Company, a subsidiary of the Corporation Service Company, serves as Trustee of the Trust. The material terms of the Agreement and Declaration of Trust between the Trustee and the Sponsor are discussed in greater detail under the section “The Declaration of Trust.”

Franklin Responsibly Sourced Gold ETF
The Fund offered pursuant to this Prospectus is the Franklin Responsibly Sourced Gold ETF, also referred to herein as “[TICKER].” The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. The Fund’s only ordinary recurring expense is the Sponsor’s annual fee of [__]% of the NAV of the Fund.
The Fund seeks to hold only responsibly sourced gold in the Fund’s allocated account.  The Fund defines responsibly sourced gold for this purpose as London Good Delivery gold bullion bars that were refined on or after January 1, 2012 (referred to herein as “post-2012 gold” and  London Good Delivery gold bullion bars refined prior to January 1, 2012 referred to herein as “pre-2012 gold”). All post-2012 gold has been refined in accordance with London Bullion Market Association’s (“LBMA”) Responsible Gold Guidance (the “Gold Guidance”).  To facilitate this, in transferring gold into and out of the Fund’s allocated account, the Custodian will, on a best efforts basis and subject to available liquidity, seek to allocate post-2012 gold.  If, due to a lack of liquidity, the Custodian is unable to allocate post-2012 gold to the Fund’s allocated account, the Custodian will do so as soon as reasonably practicable. Therefore, under normal market conditions, the Fund expects to hold only post-2012 gold in the Fund’s allocated account.  The Fund, however, may temporarily deviate from this policy in unusual market conditions, such as in the event of a temporary supply constraint or lack of availability, in which case the Fund will seek to come back into conformity with the policy as soon as reasonably practical.  For example, at the time of a creation transaction in the Fund’s Shares, only pre-2012 gold may be readily available to the Custodian. In such circumstances, the Custodian would allocate such gold to the Fund’s allocated account on a temporary basis until such time as the Custodian is able to swap out the pre-2012 gold for post-2012 gold (including, but not limited to, in connection with redemption transactions).
The Fund has not adopted a limit or policy specifying the maximum amount of pre-2012 gold the Fund can hold at any time. However, the Fund expects any holdings of pre-2012 gold to be temporary pursuant to the Custodian’s contractual commitments to the Fund, as described herein. The Fund is not able to determine with specificity the total amount of pre-2012 gold that exists across various global reserves, and therefore the Fund is not able to determine what portion of the current market supply of LBMA good delivery gold is comprised of London Good Delivery gold bullion bars produced after January 2012.
The Fund is not a proxy for investing in physical gold. Rather, the Shares are intended to provide a cost-effective means of obtaining investment exposure through the securities markets that is similar to an investment in gold. An investment in physical gold requires costly and potentially complex arrangements and accommodations such as those in connection with the assay, transportation, warehousing and insurance of precious metals. As a result of these expenses and complexities, direct investments in physical gold are generally cost-effective only in amounts that are cost prohibitive to many investors. An investment in the Shares is intended to remove these traditional barriers to a cost-effective investment in physical gold by providing an investment with a value that reflects the price of the gold owned by the Fund, less the Fund’s expenses and liabilities. Although the Shares are not the exact equivalent of an investment in gold, they provide investors with an alternative means of exposure to the price of gold that allows a level of participation in the gold market through the securities market.
The Fund is designed to offer investors exposure to responsibly sourced gold as defined by the Fund in a pooled investment vehicle structure. The Fund defines responsibly sourced gold with reference to the specific criteria established and monitored by the LBMA through its Responsible Sourcing Programme and the Gold Guidance thereunder. The Gold Guidance on which the Fund’s responsible sourcing definition and practices rely is described in greater detail beginning on page 18 of the Prospectus. The Fund does not establish, maintain, monitor or control the standards or requirements under the LBMA Responsible Sourcing Programme or the Gold Guidance. Accordingly, an investment in the Fund is subject to the risk that the standards as may be established or amended from time to time do not function as intended or that material violations of the standards are not detected or enforced in a timely manner or at all. The standards may be inadequate or ineffective in mitigating various risks in the LBMA gold sourcing supply chain. These risks may be more pronounced with respect to holdings of recycled gold. For information, please see “Risk Factors—Risks Related to the Shares—The Fund is subject to responsible sourcing due diligence risk.”
There are actual and potential conflicts of interest inherent in the Fund’s structure that you should consider before purchasing Shares. The Sponsor manages the Fund’s business and affairs. The Fund does not have a board of directors or its own executive officers and accordingly is reliant on the Sponsor to resolve any conflicts that may arise between the Sponsor and its affiliates on the one hand and the Fund on the other hand in good faith. Examples of potential conflicts include, among others, conflicts arising from the Trust’s indemnification of the Sponsor and its affiliates pursuant to the terms of the Declaration of Trust.  The Sponsor, its affiliates and their officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Fund. See “Risk Factors—General Risks—Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund.”
Shares of the Fund represent units of fractional undivided beneficial interest in and ownership of the Fund and will be offered on a continuous basis. The Fund will issue and redeem Shares from time to time in Creation Units only to Authorized Participants. The Fund’s Shares will trade under the ticker symbol [___] on NYSE Arca and other securities exchanges. Authorized Participants and other investors will buy and sell Shares in the secondary market, largely in response to changing demand for Shares. The principal offices of the Trust and the Fund are located at One Franklin Parkway, San Mateo, CA 94403-1906.

The Sponsor
The Sponsor of the Trust and the Fund is Franklin Holdings, LLC. The Sponsor is a Delaware limited liability company and was formed on July 21, 2021.  Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor, Franklin Advisers, Inc., the sole member of the Sponsor, is not responsible for the debts, obligations and liabilities of the Sponsor solely by reason of being the sole member of the Sponsor. Franklin Resources, Inc., a corporation registered under Delaware law, is the ultimate parent company of the Sponsor.

The Sponsor is responsible for establishing the Fund and for the registration of the Shares. The Sponsor will generally oversee the performance of the Fund’s principal service providers, but will not exercise day-to-day oversight over such service providers. The Sponsor will maintain a public website on behalf of the Fund, containing information about the Fund and the Shares. The Fund’s website is [__]. This website is only provided here as a convenience to you, and the information contained on or connected to the Fund’s website is not considered part of this Prospectus.

The general role and responsibilities of the Sponsor, as well as the principals and key personnel of the Sponsor, are discussed in greater detail under the section “The Declaration of Trust — The Sponsor.”

The Administrator
The Administrator of the Fund is BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or “BNYM”. The Administrator is generally responsible for the day-to-day administration and operation of the Fund, including the calculation of the NAV of the Fund and the NAV per Share. The general role and responsibilities of the Administrator are discussed in greater detail under the section “Description of Key Service Providers — The Administrator.”

The Transfer Agent
The Transfer Agent is BNYM. The Transfer Agent serves as the Fund’s transfer agent in connection with Creation and Redemption transactions of Shares and acts as the Fund’s distribution disbursing agent. The Transfer Agent receives and processes orders from Authorized Participants to create and redeem Creation Units and coordinates the processing of such orders with the Custodian and The Depository Trust Company, or “DTC.” The general role and responsibilities of the Transfer Agent are discussed in greater detail under the section “Description of Key Service Providers — The Transfer Agent.”

The Custodian (Cash Only)
The custodian of the Fund’s cash, if any, is BNYM. BNYM is generally responsible for establishing and maintaining one or more cash accounts for the Fund. BNYM also maintains books and records segregating the assets of the Fund from the assets of any other series of the Trust. The general role and responsibilities of BNYM as custodian of the Fund’s cash are discussed in greater detail under the section “Description of Key Service Providers — The Custodian (Cash Only).”

The Custodian
The Sponsor shall appoint JPMorgan to serve as the Custodian of the Fund. The Custodian is responsible for safekeeping the gold bullion owned by the Trust. The Custodian is a market maker, clearer and approved weigher of gold under the rules of the London Bullion Market Association, or “LBMA.” The general role, responsibilities and regulation of the Custodian are further described in section “Description of Key Service Providers — The Custodian.”

The Marketing Agent
The Marketing Agent is Franklin Distributors, LLC , an affiliate of the Sponsor. The Sponsor has entered into the Marketing Agent Agreement (the “Marketing Agreement”) with the Marketing Agent to assist the Sponsor in marketing the Shares. The Marketing Agent is a registered broker-dealer with the SEC and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The Trust Is an Emerging Growth Company
The Trust is an “emerging growth company” subject to reduced public company reporting requirements under U.S. federal securities laws. Under the JOBS Act, emerging growth companies like the Trust are subject to reduced public company reporting requirements, as more fully described in the section “Risk Factors.”

The Trust expects to remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year on which the fifth anniversary of its initial public offering of Shares occurs, or (ii) the Trust becoming a “large accelerated filer” within the meaning of the Exchange Act. Other conditions that may trigger a loss of “emerging growth company” status are not expected to apply to the Trust due to the limited nature of its operations.
THE FUND’S OBJECTIVE
The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the expenses of the Fund’s operations. The Fund pays the Sponsor an annual fee of [__]%, which is the Trust’s only ordinary recurring expense. It is expected that, for many investors, the costs associated with buying and selling the Shares in the secondary market and the payment of the Fund’s ongoing expenses will be lower than the costs associated with buying and selling gold bullion and storing and insuring gold bullion in a traditional allocated gold bullion account.
The Shares are designed for investors who want a cost-effective and convenient way to invest in responsibly sourced gold. The Shares trade on NYSE Arca and provide institutional and retail investors with indirect access to the gold bullion market. They may be bought and sold on NYSE Arca like any other exchange-listed securities, and regularly trade until 4:00 p.m. Eastern time.

Investing in the Shares involves certain risks, including price volatility. See “Risk Factors.”

PRINCIPAL OFFICES
The Fund’s office is located at One Franklin Parkway, San Mateo, CA 94403-1906 and its telephone number is (650) 312-2000.  The Sponsor’s office is located at One Franklin Parkway, San Mateo, CA 94403-1906 and its telephone number is (650) 312-2000.  The Trustee’s office is located at 251 Little Falls Drive, Wilmington, DE 19808. The Administrator’s office is located at 2 Hanson Place, Brooklyn, New York 11217. The Transfer Agent’s office is located at 2 Hanson Place, Brooklyn, New York 11217. The Custodian’s office is located at 25 Bank St, Canary Wharf, London E14 5JP, United Kingdom. The Marketing Agent’s office is located at One Franklin Parkway, San Mateo, CA 94403-1906.

The Offering

Shares Offered by the Trust
The Shares represent units of fractional undivided beneficial interest in and ownership of the Fund.

Use of Proceeds
Proceeds received by the Fund from the issuance and sale of Creation Units, including the Seed Creation Units issued to the Initial AP, will consist of gold bullion deposits. During the life of the Fund such proceeds will only be (1) held by the Fund, (2) disbursed or sold as needed to pay the Fund’s ongoing expenses and (3) distributed to Authorized Participants in connection with the redemption of Creation Units.

NYSE Arca Symbol	[TICKER]

CUSIP	[__]

Creation and Redemption
The Fund expects to issue and redeem the Shares from time to time, but only in large aggregations of Shares (as of the date of this Prospectus, 50,000 Shares) referred to as Creation Units. Creation Units may be created or redeemed only by Authorized Participants. The creation and redemption of Creation Units require the delivery to the Fund or the distribution by the Fund of the amount of gold bullion represented by the Creation Units being created or redeemed. The dollar amount of a Creation Unit is a function of the NAV of the number of Shares included in the Creation Unit. The initial amount of gold bullion required for deposit with the Fund to create Shares is [___] ounces per Creation Unit. The number of ounces of gold bullion required to create a Creation Unit or to be delivered upon the redemption of a Creation Unit gradually decreases over time, due to the accrual of the Fund’s expenses and the sale of the Fund’s gold bullion to pay the Fund’s expenses. Authorized Participants will pay a transaction fee for each order to create or redeem Creation Units. Authorized Participants may sell the Shares included in the Creation Units they create to other investors. See the section “Creations and Redemptions” for more details.

Net Asset Value
The NAV of the Fund is the aggregate value of the Fund’s assets less its liabilities (which include estimated accrued but unpaid fees and expenses). The NAV of the Fund is calculated based on the price of gold per ounce times the number of ounces of gold owned by the Fund. For purposes of calculating NAV, the number of ounces of gold owned by the Fund reflects the amount of gold delivered into (or out of) the Fund on a daily basis by Authorized Participants creating and redeeming Shares. Except as otherwise described herein, in determining the NAV of the Fund, the Administrator generally will value the gold bullion held by the Fund on the basis of the LBMA Gold Price PM. If no LBMA Gold Price PM is made on a particular evaluation day or if the LBMA Gold Price PM has not been announced by 12:00 p.m. Eastern standard time on a particular evaluation day, the next most recent LBMA Gold Price (AM or PM) will be used to determine the NAV of the Fund, unless the Sponsor determines that such price is inappropriate to use as the basis for such determination. If the Sponsor determines that such price is inappropriate to use, it shall identify an alternate basis for evaluation of the gold bullion held by the Fund.

The Administrator will also determine the NAV per Share, which equals the NAV of the Fund, divided by the number of outstanding Shares.

Purchases and Sales in the Secondary Market	The Shares of the Fund will be listed on NYSE Arca and traded on NYSE Arca and other national securities exchanges.

Creation Units of Shares in the Fund may be created or redeemed only by Authorized Participants. It is expected that Creation Units in the Fund will be created when there is sufficient demand for Shares in the Fund as when, for example, the market price per Share is at a premium to the NAV per Share. Authorized Participants are expected to sell such Shares to the public at prices that are expected to reflect, among other factors, the intra-day value of gold and the supply of and demand for Shares at the time of sale. Similarly, it is expected that Creation Units in the Fund will be redeemed when the market price per Share of the Fund is at a discount to the NAV per Share. Retail investors seeking to purchase or sell Shares on any day are expected to effect such transactions in the secondary market, on NYSE Arca or other national securities exchanges, at the market price per Share, rather than in connection with the creation or redemption of Creation

Units.

The market price of the Shares is not identical to the end-of-day NAV per Share. However, the market price per Share is expected to be close to the intra-day value of the Fund. Information regarding the market price of the Shares will be provided on the Fund’s website at [___].

Investors are able to use the indicative intra-day value (“IIV”) per Share as a reference to help determine if they want to purchase or sell Shares in the secondary market. The IIV per Share of the Fund is based on the prior day’s final NAV, adjusted four times per minute throughout the trading day to reflect the continuous estimated price changes of the Fund’s investments in gold. The IIV per Share should not be viewed as a real-time update of the Fund’s NAV, which is calculated once a day. The IIV per Share is not calculated by the Fund and the Fund makes no representation or warranty as to the accuracy of the IIV per Share. Retail investors may purchase and sell Shares through traditional brokerage accounts or other intermediaries. Purchases or sales of Shares may be subject to customary brokerage commissions and other transaction charges. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

Fund Expenses
The Fund’s only ordinary recurring expense is the Sponsor’s annual fee of [__]% of the NAV of the Fund. The Sponsor’s annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund’s expenses will reduce the NAV of the Fund.

Sponsor Fees
The Sponsor will receive an annual fee equal to [__]% of the daily NAV of the Fund. The Sponsor’s compensation is paid in consideration of the Sponsor’s (i) services under the Sponsor Agreement and the Declaration of Trust and (ii) the payment by the Sponsor of the ordinary fees and expenses of the Fund, including but not limited to, the fees charged by the Administrator, the Marketing Agent, the Custodian and the Trustee. The Sponsor shall not be required to pay any extraordinary or non-routine expenses. Extraordinary expenses are fees and expenses which are unexpected or unusual in nature, such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses. Extraordinary fees and expenses also include material expenses which are not currently anticipated obligations of the Fund. Routine operational, administrative and other ordinary expenses are not deemed extraordinary expenses.

Voting Rights	Under the Declaration of Trust, shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion from time to time.

Termination Events	The Sponsor may terminate and liquidate the Fund or the Trust for any reason in its sole discretion. The Sponsor would likely terminate and liquidate the Fund if one of the following events occurs:
•	DTC, the securities depository for the Shares, is unwilling or unable to continue as the securities depository for the Shares and the Sponsor determines that no suitable replacement is available;
•	The Shares are de-listed from NYSE Arca and are not listed for trading on another U.S. national securities exchange within five Business Days from the date the Shares are de- listed; or
•	The Fund fails to qualify for treatment, or ceases to be treated, for U.S. federal income tax purposes, as a grantor trust.

For additional information relating to resignation of the Custodian, see “Risk Factors —Risks Related to the Custody of Gold—Resignation of the Custodian would likely lead to the termination of the Fund if no successor is appointed.”

Upon the termination of the Fund, the Sponsor will, within a reasonable time after the termination of the Fund, sell all of the gold bullion not already distributed to Authorized Participants redeeming Creation Units, if any, and, after paying or making provision for the Fund’s liabilities, distribute the proceeds to the Shareholders. See “The Declaration of Trust — Termination of the Trust.”

Authorized Participants
Creation Units may be created or redeemed only by Authorized Participants. Each Authorized Participant must (1) be a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) be a DTC Participant, and (3) have entered into an agreement to create and redeem the Fund’s Shares, referred to as a “Participant Agreement.” The Participant Agreement provides the procedures for the creation and redemption of Creation Units and for the delivery of gold bullion required for such creations or redemptions. A list of the current Authorized Participants can be obtained from the Administrator or the Sponsor. See “Creation and Redemption of Shares” for more details.

Clearance and Settlement
The Shares will be evidenced by global certificates that the Trust issues to DTC. The Shares are available only in book-entry form. Shareholders may hold their Shares through DTC, if they are DTC Participants, or indirectly through entities that are DTC Participants.

SUMMARY OF FINANCIAL CONDITION
As of the date of this Prospectus, the Fund has not commenced operations and has no assets or liabilities.

Risk Factors

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included in this Prospectus, including the Fund’s financial statements and the related notes.  There can be no assurance that the Fund will meet its investment objective, achieve profits or avoid losses.

RISKS RELATED TO INVESTMENTS IN GOLD

An investment in the Fund is subject to market risk with respect to the gold markets.

Market risk refers to the risk that the market price of gold bullion held by the Trust may go up and down, sometimes rapidly or unpredictably. The market price of the gold bullion has been historically unpredictable.

The Fund is not a diversified investment and, therefore, may be more volatile than other investments.

An investment in the Fund is not intended as a complete investment plan. Because the Fund principally holds only gold bullion, an investment in the Fund may be more volatile than an investment in a more broadly diversified portfolio and may fluctuate substantially over time. The price of gold can be volatile because gold is comparatively less liquid than other commodities. An investment in the Fund may be deemed speculative. An investment in the Fund should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Fund.  Investors should review closely the objective and strategy, the investment and operating restrictions of the Fund and familiarize themselves with the risks associated with an investment in the Fund.

Adverse developments in gold bullion trading prices may affect the value of an investment in the Fund.

One or more factors such as global gold supply and demand, exchange rate and interest rate volatility and inflation expectations may lead to a decrease in gold bullion trading prices. A decline in prices of gold would have a negative impact on the Fund’s NAV and Shares.

Economic or other events could result in large-scale sales of gold, which could decrease the price of gold and the value of an investment in the Fund.

Large-scale distress sales of gold may have a negative impact on the price of gold and reduce the value of an investment in the Fund. The 2008 financial crisis resulted in significantly depressed prices of gold, primarily due to forced sales and deleveraging by institutional investors. Future events or crises may similarly affect gold’s price performance, which would, in turn, adversely affect an investment in the Fund.

The Fund is subject to the risk that the Fund’s gold bullion may be sold at low prices to pay expenses.

The Fund’s gold bullion may be sold by the Sponsor to pay Fund expenses that are due regardless of the current gold prices. The Fund is not an actively managed investment and does not produce income that could be used to pay expenses.  The Sponsor will make no attempt to buy or sell gold bullion to protect against or to take advantage of fluctuations in the price of gold. Therefore, the Fund’s gold bullion may be sold at a time when the gold price is low, which could result in a loss to the Fund.

Temporary increases in the price of gold due to purchases of gold bullion to deliver to the Fund in exchange for Creation Units may adversely affect the Fund.

Purchasing activity associated with acquiring the gold bullion required for deposit into the Fund in connection with the creation of Creation Units, and purchasing activity of other market participants, may temporarily increase the market price of gold, which would likely result in higher prices for the Shares. Other market participants may attempt to benefit from an increase in the market price of gold that may result from increased purchasing activity of gold connected with the issuance of Creation Units. Consequently, the market price of gold may decline immediately after Creation Units are created. If the price of gold declines, it will have a negative impact on the value of the Fund.

The price of gold may be affected by the sale of gold by exchange-traded funds (“ETFs”) or other exchange-traded vehicles tracking gold markets.

Large redemptions of the securities of existing ETFs or other exchange-traded vehicles tracking gold markets, which represent a significant proportion of demand for physical gold bullion, could negatively affect gold bullion prices and the price and NAV of the value of the Fund’s Shares.

Substantial sales of gold by the “official” sector could adversely affect an investment in the Shares.

The “official” sector (i.e., central banks, other governmental agencies and multi-lateral institutions) buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, most of which is held in vaults and is not bought, sold, leased, swapped or otherwise mobilized in the open market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market. This could decrease the price of gold significantly, which would adversely affect an investment in the Fund.

Potential discrepancies in the calculation of the LBMA Gold Price PM, as well as any future changes to the LBMA Gold Price PM, could offset the value of the gold bullion held by the Fund and could have an adverse effect on the methodology used to calculate an investment in the Fund.

The LBMA Gold Price is determined twice each Business Day (10:30 a.m. and 3:00 p.m. London time) by the participants in a physically settled, electronic and tradable auction administered by the IBA. The IBA oversees a bidding process that determines the price of gold by matching buy and sell orders submitted by the participants for the applicable auction time. The Fund’s NAV is determined each day that the Fund’s principal market, NYSE Arca, is open for regular trading, based on the price of gold per ounce applied against the number of ounces of gold owned by the Fund. In determining the Fund’s NAV, the Administrator generally will value the gold bullion held by the Fund based on the 3:00 p.m. LBMA Gold Price (which is commonly referred to as the LBMA Gold Price PM).

In the event that the LBMA Gold Price PM does not prove to be an accurate benchmark and the LBMA Gold Price PM varies materially from the price determined by other mechanisms, the Fund’s NAV and the value of an investment in the Shares could be adversely affected. Any future developments in the benchmark, to the extent they have a material impact on the LBMA Gold Price PM, could adversely affect the Fund’s NAV and the value of an investment in the Shares.

Further, the calculation of the LBMA Gold Price PM is not an exact process. Rather, it is based upon a procedure of matching orders from participants in the auction process and their customers to sell gold with orders from participants in the auction process and their customers to buy gold at particular prices. The LBMA Gold Price PM does not therefore purport to reflect each buyer or seller of gold in the market, nor does it purport to set a definitive price for gold at which all orders for sale or purchase will take place on that particular day or time. All orders placed into the auction process by the participants will be executed on the basis of the price determined pursuant to the LBMA Gold Price PM auction process (provided that orders may be cancelled, increased or decreased while the auction is in progress). It is possible that electronic failures or other unanticipated events may occur that could result in delays in the announcement of, or the inability of the system to produce, an LBMA Gold Price PM on any given date.

If concerns about the integrity or reliability of the LBMA Gold Price PM arise, even if eventually shown to be without merit, such concerns could adversely affect investor interest in gold and therefore adversely affect the price of gold and the value of an investment in the Shares. Because the Fund’s NAV is determined using the LBMA Gold Price PM, discrepancies in or manipulation of the calculation of the LBMA Gold Price PM could have an adverse impact on the value of an investment in the Shares. Furthermore, any concern about the integrity or reliability of the pricing mechanism could disrupt trading in gold and products using the LBMA Gold Price PM, such as the Shares. In addition, these concerns could potentially lead to both changes in the manner in which the LBMA Gold Price PM is calculated and/or the discontinuance of the LBMA Gold Price PM altogether. Each of these factors could lead to less liquidity or greater price volatility for gold and products using the LBMA Gold Price PM, such as the Shares, or otherwise could have an adverse impact on the trading price of the Shares.

RISKS RELATED TO THE SHARES
The Fund is a passive investment vehicle and is not actively managed.
The Fund is not actively managed, meaning it does not manage its portfolio to sell gold bullion at times when its price is high, or to acquire gold bullion at low prices in the expectation of future price increases. Also, the Fund does not use any of hedging techniques to attempt to reduce the risks of losses resulting from gold price decreases.

An investment in the Fund has inherent costs, which may detract significantly from Fund’s investment results.
There are two types of costs involved in buying and selling shares, which apply to all securities transactions effectuated on an exchange. When buying or selling Shares through a broker or other intermediary, you will likely incur a brokerage commission or other charges imposed by that broker or intermediary. In addition, you may incur the cost of the “spread,” that is, the difference between what investors or market makers are willing to pay for Shares (the “bid” price) and the price at which they are willing to sell Shares (the “ask” price). Because of the costs inherent in buying or selling Shares, frequent trading may detract significantly from investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.

The Fund is subject to responsible sourcing due diligence risk.
The Fund seeks to hold only responsibly sourced gold bullion (as defined herein) in its allocated account. The LBMA’s Gold Guidance establishes minimum requirements that are mandatory along the entire gold supply chain for all Good Delivery refiners wishing to trade with the London Bullion market. These standards are intended to ensure, among other things, that gold is mined through verified supply chains that meet certain internationally recognized ethical standards. For example, approved LBMA refiners are required to demonstrate their efforts to combat money laundering, financing of terrorism and human rights abuses, and to respect the environment globally. The LBMA’s Responsible Sourcing Programme provides a governance and audit framework for monitoring compliance with the Gold Guidance. The Gold Guidance and the LMBA’s Responsible Sourcing Programme include tailored due diligence standards with respect to various types of gold, including mined and recycled gold. However, the Gold Guidance and the Responsible Sourcing Programme may not work as intended or may be less effective in the case of recycled gold as the ultimate source(s) of recycled gold may not be identifiable. Specifically, the Gold Guidance sets forth due diligence expectations for recycled gold including documentation required to give assurance of origin and legality. In an effort to enhance efficacy, the due diligence requirements with respect the refiner’s assessment of the recycled gold supplier as set forth in the Gold Guidance are expected to cover all precious metals activities carried out by the supplier rather than refiner’s direct supply chains only. In addition, the Gold Guidance categorizes types of recycled gold by the level of risk posed and provides additional due diligence and enhanced due diligence guidance per category and includes requirements for secondary refiners supplying recycled melted gold to LBMA Good Delivery refiners to undergo independent assurance on conformance with an Organisation for Economic Co-operation and Development (“OECD”) approved responsible sourcing scheme. There is no guarantee that the Gold Guidance or the Responsible Sourcing Programme will be implemented as intended, and there may be instances of non-compliance that are undetected.
While the Fund endeavors to hold only responsibly sourced gold, from time to time, in certain circumstances the Fund may hold pre-2012 gold, including, for example, due to a temporary supply constraint or lack of availability. In those circumstances, the Custodian will seek to replace any pre-2012 gold in the Fund’s allocated account with post-2012 gold as soon as reasonably practicable. With respect to gold bars refined by a LBMA Good Delivery refiner, to the extent that the gold bars are refined during the period of time that the refiner is on the LBMA Good Delivery Current List, the subsequent removal of that refiner from the LBMA Good Delivery Current List to the LBMA Good Delivery Former List does not impact the status of those gold bars as London Good Delivery bars (i.e., such bars continue to be deemed London Good Delivery bars) and, therefore, those bars can continue to be held by the Fund.  Neither the Sponsor nor the Fund is responsible for setting, implementing or enforcing the LBMA’s Good Delivery standards and may have limited or no ability to independently verify gold sourcing due diligence undertaken by the LBMA. Similarly, the Fund and the Sponsor cannot guarantee all gold held by the Fund, including gold derived from recycled sources, is 100% ethically sourced or compliant with the Gold Guidance. The Fund is not an actively managed investment vehicle. The Sponsor does not make any decision or assessment related to gold sourcing based on its subjective judgment.

An active and liquid market for the Shares of the Fund may not develop or be sustained.
There is no established trading market for the Fund’s Shares in the United States.  Although the Shares are listed for trading on NYSE Arca, there is no guarantee that an active trading market will develop. Shareholders therefore have limited access to information about prior market history on which to base their investment decision. If an active trading market for the Shares does not develop, the market prices and liquidity of the Shares may be adversely affected. If an investor needs to sell Shares at a time when no active market for Shares exists, or there is a halt in trading of securities generally or of the Shares, this will most likely adversely affect the price the investor receives for the Shares (assuming the investor is able to sell them).  Even if an active trading market for the Shares develops, the market value for the Shares may be highly volatile and could be subject to wide fluctuations after this offering, and therefore, it is difficult to predict the price at which the Shares will trade.

The Shares may trade at a price which is at, above or below the NAV per Share and any discount or premium in the trading price relative to the NAV per Share may widen as a result of non-concurrent trading hours between the COMEX and NYSE Arca.
The Shares may trade at, above or below the NAV per Share. The NAV per Share fluctuates with changes in the market value of the Fund’s assets. The trading price of the Shares fluctuates in accordance with changes in the NAV per Share as well as market supply and demand. The amount of the discount or premium in the trading price relative to the NAV per Share may be influenced by non-concurrent trading hours between the Commodity Exchange Inc. (the “COMEX”) and NYSE Arca. While the Shares trade on NYSE Arca until 4:00 p.m. Eastern standard time, liquidity in the global gold market may be reduced after the close of the COMEX at 1:30 p.m. Eastern standard time. As a result, after 1:30 p.m. Eastern standard time, trading spreads, and the resulting premium or discount, on the Shares may widen.

However, because Shares can be created and redeemed in Creation Units at NAV, the Sponsor believes that large discounts or premiums to the NAV of  the Fund are not likely to be sustained over the long term.  While the creation/redemption feature is designed to make it more likely that Shares normally will trade on stock exchanges at prices close to the Fund’s next calculated NAV, exchange prices are not expected to correlate exactly with the Fund’s NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, including disruptions at market makers or Authorized Participants, or to market participants or during periods of significant market volatility, may result in trading prices for Shares that differ significantly from NAV.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, or unanticipated operational or trading problems arise, the possibility for arbitrage transactions intended to keep the price of the Shares closely linked to the price of gold may not exist and, as a result, the price of the Shares may fall.
If the process for the creation and redemption of Shares by Authorized Participants (which depends on, among other things, timely transfers of gold bullion to and by the Custodian) encounters any unanticipated difficulties, potential market participants who would otherwise be willing to purchase or redeem Creation Units to take advantage of arbitrage opportunities may not do so.   In addition, there may be unanticipated problems or issues with respect to the mechanics of the Fund’s operations or the trading of the Shares that could adversely affect the Fund. To the extent that unanticipated operational or trading problems or other similar issues arise, the Sponsor’s past experience and qualifications may not be suitable for solving these problems or issues. In these cases, the liquidity of the Shares may decline and the price of the Shares may fluctuate independently of the price of gold and may fall.

The amount of gold represented by each Share will decrease over the life of the Fund due to the sales of gold necessary to pay the Sponsor’s Fee and Fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Each outstanding Share represents a fractional, undivided interest in the gold bullion held by the Fund. The Fund does not generate any income and regularly sells gold bullion to pay for its ongoing expenses. Therefore, the amount of gold bullion represented by each Share will gradually decline over time. This is also true with respect to Shares that are issued in exchange for additional deposits of gold bullion into the Fund, as the amount of gold bullion required to create Shares proportionately reflects the amount of gold bullion represented by the Shares outstanding at the time of creation. Assuming a constant gold price, the trading price of the Shares is expected to gradually decline relative to the price of gold as the amount of gold bullion represented by the Shares gradually declines.

Investors should be aware that the gradual decline in the amount of gold bullion represented by the Shares will occur regardless of whether the trading price of the Shares rises or falls in response to changes in the price of gold. The estimated ordinary operating expenses of the Fund, which accrue daily commencing after the first day of trading of the Shares, will be described in the Fund’s Annual Report on Form 10-K, when available. The Fund may be subject to certain liabilities (for example, as a result of litigation) that have not been assumed by the Sponsor.  The Fund will sell gold bullion to pay those expenses, unless the Sponsor agrees to pay such expenses.

The Sponsor may amend the Declaration of Trust without the consent of the Shareholders
The Sponsor may amend the Declaration of Trust, including to increase the Sponsor’s fee, without Shareholder consent.  Such amendments shall be effective on such date as designated by the Sponsor in its sole discretion.  Moreover, at the time an amendment becomes effective, by continuing to hold Shares, Shareholders are deemed to agree to the amendment and to be bound by the Declaration of Trust as amended without specific agreement to such increase.
An investment in the Shares may be adversely affected by competition from other methods of investing in gold.
The Fund competes with other financial vehicles, including traditional debt and equity securities issued by companies in the gold industry and other securities backed by or linked to gold, direct investments in gold and investment vehicles similar to the Fund. Market and financial conditions, and other conditions beyond the Sponsor’s control, may make it more attractive to invest in other financial vehicles or to invest in gold directly, which could limit the market for the Shares and reduce the liquidity of the Shares.

The liquidation of the Fund or the Trust may occur at a time when the disposition of the Fund’s gold will result in losses to investors in Shares.

The Trust may have a limited duration in certain circumstances. Upon termination of the Fund or the Trust, the Trustee will sell gold in the amount necessary to cover all expenses of liquidation, and to pay any outstanding liabilities of the Fund. Sales of gold in connection with the liquidation of the Fund at a time of low prices will likely result in losses, or adversely affect your gains, on your investment in Shares. The Fund may be required to terminate and liquidate at a time that is disadvantageous to Shareholders.

Redemption orders may be subject to rejection, suspension or postponement.

The Fund has the right, but not the obligation, to reject any Redemption Order if (i) the order is not in proper form as described in the Participant Agreement, (ii) the fulfillment of the order, in the opinion of its counsel, might be unlawful, (iii) if the Fund determines that acceptance of the order from an Authorized Participant would expose it to credit risk, or (iv) circumstances outside the control of the Administrator, the Sponsor or the Custodian make the redemption, for all practical purposes, not feasible to process.

The Fund may, in its discretion, and will, when directed by the Sponsor, suspend the right of redemption, or postpone the redemption settlement date: (1) for any period during which NYSE Arca is closed other than customary weekend or holiday closings, or trading on NYSE Arca is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of gold bullion is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders. The Sponsor will not be liable to any person or liable in any way for any loss or damages that may result from any such rejection, suspension or postponement.

The liquidity of the Fund’s Shares may be affected by the withdrawal of Authorized Participants and substantial redemptions by Authorized Participants.

If one or more Authorized Participants that have substantial interests in the Fund withdraws from participation, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares. The liquidity of the Shares also may be affected by substantial redemptions by Authorized Participants related to or independent of the withdrawal from participation of Authorized Participants. In the event that there are substantial redemptions of Shares or one or more Authorized Participants with a substantial interest in the Shares withdraws from participation, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares and result in your incurring a loss on your investment.

Shareholders do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
The Trust is not registered as an investment company under the 1940 Act and is not required to register under such act. Consequently, shareholders do not have the regulatory protections provided to investors in registered investment companies. Furthermore, the Fund is not a commodity pool for purposes of the CEA, and none of the Sponsor, the Trustee, or the Marketing Agent is subject to regulation by the CFTC as a commodity pool operator in connection with the Shares or a commodity trading advisor in connection with the Shares. Consequently, shareholders do not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

Shareholders do not have the rights enjoyed by investors in certain other vehicles.

Shareholders do not have the rights enjoyed by investors in certain other vehicles. The Shares have none of the statutory rights normally associated with the ownership of shares of a corporation (including, for example, the right to bring “oppression” or “derivative” actions). In addition, the Shares have limited voting and distribution rights (for example, Shareholders do not have the right to elect directors and will not receive dividends). Specifically, under the Declaration of Trust, shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion from time to time.
NYSE Arca may halt trading in the Shares, which would adversely impact your ability to sell your Shares.
Trading in the Shares may be halted due to market conditions or for other reasons. For example, trading of the Shares may be halted by NYSE Arca in accordance with its rules and procedures, for reasons that, in the view of NYSE Arca, make trading in the Shares inadvisable. Trading may also be halted by NYSE Arca in the event certain information about the value of the Shares or the NAV is not made available as required by such rules and procedures.
In addition, shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase or redeem Shares. At such times, Shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the Fund accepts purchase and redemption orders.
Also, trading generally on NYSE Arca is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified market decline. There can be no assurance that the requirements necessary to maintain the listing of the Shares will continue to be met or will remain unchanged. The Fund will be dissolved if the Shares are delisted from NYSE Arca and are not approved for listing on another national securities exchange within five Business Days of their delisting.

The Trust is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Shares less attractive to investors.
The Trust is an “emerging growth company” as defined in the JOBS Act. For as long as the Trust continues to be an emerging growth company it may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, which include, among other things:
 ● exemption from the auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act;
● reduced disclosure obligations regarding executive compensation in the Trust’s periodic reports and audited financial statements in this Prospectus;
● exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on “golden parachute” compensation; and
● exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless otherwise determined by the SEC, any new audit rules adopted by the Public Company Accounting Oversight Board.
The Trust expects to remain an emerging growth company until the earliest of: (i) last day of the fiscal year following the fifth anniversary after its initial public offering of Shares occurs, (ii) the last day of the fiscal year in which it has annual gross revenue of $1.07 billion or more, or (iii) the date on which it is deemed to be a large accelerated filer under the federal securities laws.
Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies.
 The Trust cannot predict if investors will find an investment in the Trust less attractive if it relies on these exemptions.

RISKS RELATED TO THE CUSTODY OF GOLD
The Fund will rely on the Custodian for the safekeeping of essentially all of the Fund’s gold bullion. As a result, failure by the Custodian to exercise due care in the safekeeping of the Fund’s gold bullion could result in a loss to the Fund.
The Fund will be reliant on the Custodian for the safekeeping of its gold bullion. The Administrator is not liable for the acts or omissions of the Custodian. The Administrator has no obligation to monitor the activities of the Custodian other than to receive and review reports prepared by the Custodian pursuant to the Custody Agreements. In addition, the ability to monitor the performance of the Custodian may be limited because under the Custody Agreements the Trust and the Sponsor and any accountants or other inspectors selected by the Sponsor have only limited rights to visit the premises of the Custodian for the purpose of examining the Fund’s gold bullion and certain related records maintained by the Custodian. As a result of the above, any failure by the Custodian to exercise due care in the safekeeping of the Fund’s gold bullion may not be detectable or controllable by the Administrator and could result in a loss to the Fund.

The value of the Shares will be adversely affected if gold owned by the Fund is lost or damaged in circumstances in which the Fund is not in a position to recover the corresponding loss.

The Custodian is responsible to the Fund for loss or damage to the Fund’s gold only under limited circumstances. The Custody Agreements contemplate that the Custodian will be responsible to the Fund only if it acts with negligence, fraud or in willful default of its obligations under the Custody Agreements. The Custodian has no obligation to replace any gold lost under circumstances for which the Custodian is liable to the Fund. The Custodian’s liability to the Fund, if any, will be limited to the value of any gold lost, or the amount of any balance held on an unallocated basis, at the time of the Custodian’s negligence, fraud or willful default, or at the time of the act or omission giving rise to the claim.

In addition, because the Custody Agreements are governed by English law, any rights which the holders of the Shares may have against the Custodian will be different from, and may be more limited than, those that could have been available to them under the laws of a different jurisdiction. The choice of English law to govern the Custody Agreements, however, is not expected to affect any rights that the holders of the Shares may have against the Fund.

Any loss of gold owned by the Fund will result in a corresponding loss in the NAV of the Fund and it is reasonable to expect that such loss will also result in a decrease in the value at which the Shares are traded on NYSE Arca.

Although the terms of the Custody Agreements concerning the Fund’s gold are expressly governed by English law, a court hearing any legal dispute concerning that arrangement may disregard that choice of law and apply U.S. law, in which case the ability of the Fund to seek legal redress against the Custodian may be impaired.

The obligations of the Custodian under the Custody Agreements are governed by English law. The Trust is a Delaware statutory trust. Any U.S., Delaware or other court situated in the United States may have difficulty interpreting English law, LBMA rules or the customs and practices in the London custody market. It may be difficult or impossible for the Fund to sue the Custodian in a U.S., Delaware or other court situated in the United States. In addition, it may be difficult, time consuming and/or expensive for the Fund to enforce in a foreign court a judgment rendered by a U.S., Delaware or other court situated in the United States.

Shareholders and Authorized Participants lack the right under the Custody Agreements to assert claims directly against the Custodian, which significantly limits their options for recourse.

Neither the shareholders nor any Authorized Participant will have a right under the Custody Agreements to assert a claim against the Custodian.

The Fund’s lack of insurance protection and the shareholders’ limited rights of legal recourse against the Fund, the Trustee, the Marketing Agent, the Sponsor, the Custodian and any sub-custodian expose the shareholders to the risk of loss of the Fund’s gold for which no person is liable.

The Fund does not insure its gold. The Custodian maintains insurance on such terms and conditions as it considers appropriate in connection with its custodial obligations under the Custody Agreements and is responsible for all costs, fees and expenses arising from the insurance policy or policies. The Fund is not a beneficiary of any such insurance and does not have the ability to dictate the existence, nature or amount of coverage. Therefore, shareholders cannot be assured that the Custodian maintains adequate insurance or any insurance with respect to the gold held by the Custodian on behalf of the Fund. In addition, the Custodian Agreement does not require any direct or indirect sub-custodians to be insured or bonded with respect to their custodial activities or in respect of the gold held by them on behalf of the Fund. Further, shareholders’ legal recourse against the Fund, the Trustee, the Sponsor, the Custodian, and any sub-custodians is limited. Consequently, a loss may be suffered with respect to the Fund’s gold which is not covered by insurance and for which no person is liable in damages.

Resignation of the Custodian would likely lead to the termination of the Fund if no successor is appointed.
The Fund and the Custodian may each terminate any Custody Agreement. The Sponsor would likely terminate and liquidate the Fund if the Custody Agreements are terminated and no successor custodian is appointed by the Sponsor. No assurance can be given that the Sponsor would be able to find an acceptable replacement custodian.

The gold bullion custody operations of the Custodian are not subject to specific governmental regulatory supervision.
The Custodian is responsible for the safekeeping of the Fund’s gold bullion and also facilitates the transfer of gold bullion into and out of the Fund. Although the Custodian is a market maker, clearer and approved weigher under the rules of the LBMA (which sets out good practices for participants in the bullion market), the LBMA is not an official or governmental regulatory body. Furthermore, although the Custodian is generally regulated under the UK by the Prudential Regulatory Authority and the Financial Conduct Authority, such regulations do not directly cover the Custodian’s gold bullion custody operations in the UK. Accordingly, the Fund depends on the Custodian to comply with the best practices of the LBMA and to implement satisfactory internal controls for its gold bullion custody operations to keep the Fund’s gold bullion secure.

TAX RISKS
If a U.S. investor who or that is an individual, estate or trust (each referred to in this paragraph and the next paragraph as an “individual”) sells or exchanges Shares held for more than a year, any gain recognized on the sale or exchange generally will be subject to U.S. federal income tax at a maximum rate of 28% rather than the lower maximum rates applicable to most other long-term capital gains an individual recognizes.
Gains recognized by an individual from the sale of “collectibles,” which term includes gold held for more than one year, are subject to U.S. federal income tax at a maximum rate of 28% rather than the lower maximum rates applicable to most other long-term capital gains individuals recognize (currently a maximum of 20% for individuals). For these purposes, gain an individual recognizes on the sale of an interest in a “grantor trust” that holds collectibles (such as the Trust) is treated as gain recognized on the sale of the collectibles, to the extent the gain is attributable to unrealized appreciation in value of the collectibles. Therefore, any gain recognized by an individual U.S. investor attributable to a sale or exchange of shares held for more than one year, or attributable to the Fund’s sale of any gold that the U.S. investor is treated (through its ownership of Shares) as having held for more than one year, generally will be subject to U.S. federal income tax at a maximum rate of 28%. The tax rates for capital gains recognized on the sale of assets held by an individual U.S. investor for one year or less, or by a taxpayer other than an individual, are generally the same as those at which ordinary income is taxed.

A U.S investor will be required to recognize gain or loss upon a sale of gold by the Fund (as discussed above), even though some or all of the proceeds of such sale are used by the Sponsor to pay the Fund’s expenses. U.S. investors may deduct their respective pro rata shares of each expense incurred by the Fund to the same extent as if they directly incurred such an expense. U.S. investors who are individual, estate or trust, however, may be required to treat some or all of the expenses of the Fund as miscellaneous itemized deductions. An individual U.S. investor may not deduct miscellaneous itemized deductions for tax years beginning after December 31, 2017 and before January 1, 2026. For tax years beginning before January 1, 2018 and after December 31, 2025, an individual U.S. investor may deduct certain miscellaneous itemized deductions only to the extent they exceed 2% of adjusted gross income. In addition, such deductions may be subject to phase-outs and other limitations under applicable provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder and, if the U.S. investor is an individual subject to the U.S. federal alternative minimum tax, may not be deductible at all.

GENERAL RISKS

The Fund is exposed to various operational risks.

The Fund is exposed to various operational risks, including human error, information technology failures and failure to comply with formal procedures intended to mitigate these risks, and is particularly dependent on electronic means of communicating, record-keeping and otherwise conducting business. In addition, the Fund generally exculpates, and in some cases indemnifies, counterparties with respect to losses arising from unforeseen circumstances and events, which may include the interruption, suspension or restriction of trading on or the closure of NYSE Arca, power or other mechanical or technological failures or interruptions, computer viruses, communications disruptions, work stoppages, natural disasters, fire, war, terrorism, riots, rebellions or other circumstances beyond its or its counterparties’ control. Accordingly, the Fund generally bears the risk of loss with respect to these unforeseen circumstances and events to the extent relating to the Fund or the Shares.

Although it is expected that the Fund’s direct counterparties will generally have disaster recovery or similar programs or safeguards in place to mitigate the effect of such unforeseen circumstances and events, these safeguards may not be in place for all parties whose activities may affect the Fund’s performance, and these safeguards, even if implemented, may not be successful in preventing losses associated with such unforeseen circumstances and events. Moreover, the systems and applications on which the Fund relies may not continue to operate as intended. In addition to potentially causing performance failures at, or direct losses to, the Fund, any such unforeseen circumstances and events or operational failures may further distract the counterparties or personnel on which the Fund relies, reducing their ability to conduct the activities on which the Fund is dependent. These risks cannot be fully mitigated or prevented, and further efforts or expenditures to do so may not be cost-effective, whether due to reduced benefits from implementing additional or redundant safeguards or due to increases in associated maintenance requirements and other expenses that may make it costlier for the Fund to operate in more typical circumstances.

Market disruption events or extraordinary events could cause a disruption in the operation of the Fund and its secondary market.

From time to time, unexpected events may disrupt the operations of the Fund. These events are referred to as either “Market Disruption Events” or “Extraordinary Events” depending largely on their significance and potential impact on the Fund. The occurrence of any Market Disruption Event or Extraordinary Event could have a material adverse impact on the Fund, the trading of Shares, and the value of an investment in the Shares. Examples of Market Disruption Events or Extraordinary Events include disruptions in the trading of gold, as well as delays or disruptions in the publication of the LBMA Gold Price. The occurrence of a Market Disruption Event or Extraordinary Event may result in, among other things (i) a disruption or change in the calculation of the LBMA Gold Price, (ii) the suspension or cancellation of creation and redemption transactions, and/or (iii) disruptions or halts in secondary market trading. Market Disruption Events and Extraordinary Events could also cause secondary market trading of Shares to be disrupted or halted for short or event long periods of time. To the extent trading continues during a Market Disruption Event or Extraordinary Event, it is expected that trading would be more volatile and that Shares would trade at wider discounts or premiums to net asset value. The occurrence of any Market Disruption Event or Extraordinary Event could have a material adverse impact on the Fund or its performance.

The Sponsor and its service providers are vulnerable to the effects of public health crises, including the ongoing novel coronavirus pandemic (COVID-19).

Pandemics and other public health crises may cause a curtailment of business activities which may potentially impact the ability of the Sponsor and its service providers to operate. The current global outbreak of the novel strain of coronavirus, COVID-19, has resulted in market closures and dislocations, extreme volatility, liquidity constraints and increased trading costs. Efforts to contain the spread of COVID-19 have resulted in global travel restrictions and disruptions of healthcare systems, business operations and supply chains, layoffs, reduced consumer demand, defaults and credit ratings downgrades, and other significant economic impacts. The effects of COVID-19 have impacted global economic activity across many industries and may heighten other pre-existing political, social and economic risks, locally or globally.

For instance, the suspension of operations of mines, refineries and vaults that extract, produce or store gold, restrictions on travel that delay or prevent the transportation of gold, and an increase in demand for gold may disrupt supply chains for gold, which could cause secondary market spreads to widen and compromise the Fund’s ability to purchase and sell gold bullion.  In addition, the outbreak could impair the information technology and other operational systems relied on by the Sponsor and the Trust’s service providers and could otherwise disrupt the ability of employees of the Trust’s service providers to perform essential tasks on behalf of the Trust. Governmental and quasi-governmental authorities and regulators throughout the world have in the past responded to major economic disruptions with a variety of fiscal and monetary policy changes, including, but not limited to, direct capital infusions into companies, new monetary programs and lower interest rates. An unexpected or quick reversal of these policies, or the ineffectiveness of these policies, is likely to increase volatility in the market for gold, which could adversely affect the price of the Shares.  The full impact of the COVID-19 pandemic is unpredictable and may adversely affect the Fund’s performance.

The service providers engaged by the Fund may not carry adequate insurance to cover claims against them by the Fund, which could adversely affect the value of the Fund’s net assets.

The Administrator, the Custodian, and other service providers engaged by the Fund maintain such insurance as they deem adequate with respect to their respective businesses. Shareholders cannot be assured that any of the aforementioned parties will maintain any insurance with respect to the

Fund’s assets held or the services that such parties provide to the Fund or that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Fund. Accordingly, the Fund will have to rely on the efforts of the service provider to recover from its insurer compensation for any losses incurred by the Fund in connection with such arrangements.

The Fund’s obligation to indemnify certain of its service providers could adversely affect an investment in the Shares.

The Fund has agreed to indemnify certain of its service providers, including the Custodian, the Sponsor and the Trustee, for certain liabilities incurred by such parties in connection with their respective agreements to provide services for the Fund. In the event the Fund is required to indemnify any of its service providers, the Fund may be required to sell gold bullion to cover such expenses and its NAV would be reduced accordingly, thus adversely affecting an investment in the Shares.

Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund.

The Sponsor manages the Fund’s business and affairs. Conflicts of interest may arise among the Sponsor and its affiliates, on the one hand, and the Fund and its shareholders, on the other hand. As a result of these conflicts, the Sponsor may favor its own interests and the interests of its affiliates over those of the Fund and its shareholders. These potential conflicts include, among others:

•	The Trust, on behalf of the Fund, has agreed to indemnify the Sponsor and its affiliates pursuant to the terms of the Declaration of Trust.
•	The Sponsor, its affiliates and their officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Fund.

There are actual and potential conflicts of interest inherent in the Fund’s structure that you should consider before purchasing Shares, and the Sponsor has not established formal procedures to resolve all potential conflicts of interest. The Fund is externally operated and does not have a board of directors or its own executive officers. Consequently, investors may be reliant on the good faith of the respective parties to resolve a conflict of interest equitably. The Sponsor is not required to devote its time or resources exclusively to the management of the business and affairs of the Fund and may engage in other business interests and activities similar to or in addition to those relating to the activities to be performed for the Fund. The officers of the Sponsor may buy or sell gold bullion or other products or securities similar to the Shares for their own personal trading accounts (subject to certain internal trading policies and procedures). The Sponsor, its partners, employees, associates and affiliates are permitted to carry on activities competitive with those of the Fund or buy, sell or trade in assets and portfolio securities of the Fund or of other investment funds. In addition, the Sponsor and its affiliates may create products similar to the Fund that are competitive with the Fund.

Use of Proceeds

Proceeds received by the Fund from the issuance and sale of Creation Units will consist of gold bullion deposits. During the life of the Fund, such proceeds will only be (1) held by the Fund, (2) disbursed or sold as needed to pay the Fund’s ongoing expenses and (3) distributed to Authorized Participants in connection with the redemption of Creation Units.

Overview of the Gold Industry

Gold is owned in a variety of forms which can be grouped into several major categories of gold demand including jewelry, physical bars and coins, ETF holdings, official holdings (central bank reserves) and fabrication (industrial demand). According to the World Gold Council, the global gold market is estimated to comprise over 197,000 tonnes of gold valued at approximately $9.6 trillion, including an estimated $1.9 trillion in gold bars and coins as of December 31, 2019. The LBMA’s 2020 Annual Review (the “LBMA Review”) estimates that the value of gold stored in London vaults is over $550 billion. Moreover, as per the LBMA Review, average daily gold trading volume in the London OTC market is around $64 billion a day, which represents approximately 46% of the total global gold market based on estimated global average daily trading volume of $139.25 billion. Per the LBMA Review, the loco London market represents the largest share of daily gold trading volume across various gold market centers, followed by gold futures trading on the CME (as distinct from physically settled OTC gold trading), which accounts for 41% of global gold average daily trading, and next by trading on the Shanghai Gold Exchange (“SGE”), which represents approximately 5% of total gold market trade volume. The LBMA further estimates that approximately 92% of large-scale mining production is refined through LBMA Good Delivery refiners.

THE LBMA RESPONSIBLE SOURCING PROGRAMME

As described above, the Fund seeks to hold only responsibly sourced gold in the Fund’s allocated account.  To facilitate this, in transferring gold into and out of the Fund’s allocated account, the Custodian will, on a best efforts basis and subject to available liquidity, seek to allocate post-2012 gold.  If, due to a lack of liquidity, the Custodian is unable to allocate post-2012 gold to the Fund’s allocated account, the Custodian will do so as soon as reasonably practicable. Therefore, under normal market conditions, the Fund expects to hold only post-2012 gold in the Fund’s allocated account.  The Fund, however, may temporarily deviate from this policy in unusual market conditions, such as in the event of a temporary supply constraint or lack of availability, in which case the Fund will seek to come back into conformity with the policy as soon as reasonably practical.  For example, at the time of a creation transaction in the Fund’s Shares, only pre-2012 gold may be readily available to the Custodian. In such circumstances, the Custodian would allocate such gold to the Fund’s allocated account on a temporary basis until such time as the Custodian is able to swap out the pre-2012 gold for post-2012 gold (including, but not limited to, in connection with redemption transactions).

The Gold Guidance is the specific document that underpins the LBMA’s Responsible Sourcing Programme, a mandatory governance framework and audit program applicable to LBMA approved Good Delivery refiners designed to promote the integrity of the global supply chain for the wholesale gold markets. The Responsible Sourcing Programme is based on the five-step framework for risk-based due diligence codified in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas (2010) and the requirements detailed in the OECD Gold Supplement (2012) (together, the “OECD Due Diligence Guidance”). The Gold Guidance includes measures to address environmental and sustainability considerations (for example, management of harmful chemicals or pollutants associated with the gold mining process), avoid materials from conflict-afflicted areas, and combat money laundering, financing of terrorism, and human rights abuses, including child labor, as discussed further below.  Since January 1, 2012, each LBMA Good Delivery refinery has been required to undergo a comprehensive audit, at least annually, in order to confirm compliance with the LBMA’s minimum requirements related to the responsible sourcing of gold as set forth in the Gold Guidance and to publicly report results (audits are made available on the LBMA website). The audits, among other aspects, focus on the refiner’s management systems and controls, and whether they are robust and appropriate to address the refiner’s risk profile with respect to priority focus areas as identified above.

All refiners producing LBMA Good Delivery gold bars must comply with the Gold Guidance and associated support documentation in order to remain on the LBMA Good Delivery List. Any refiner applying to be an LBMA Good Delivery accredited gold refiner is required to implement the Gold Guidance and pass an audit covering a 12 month period completed by an auditor on the LBMA's approved service provider list prior to becoming a member of the Good Delivery List.

Audit Standards and Enforcement Processes
All LBMA approved Good Delivery refiners and new applicants are required to engage an independent third-party auditor from the LBMA’s Approved Auditors List to conduct annual responsible sourcing audits. To become accredited, auditors must submit an application form providing details of their relevant experience, skills and quality control and governance processes. To remain in good standing with the LBMA, auditors are required to satisfy the requirements detailed in LBMA’s Responsible Sourcing: Third Party Audit Guidance (the “Audit Guidance”). The ongoing review and enforcement of approved auditor requirements are important mechanisms for assuring compliance with the Responsible Sourcing Programme and the Gold Guidance.

The LBMA undertakes an annual review of each auditor to confirm the auditor remains independent, and has appropriate institutional capacity to support responsible sourcing audits and robust quality assurance procedures in place. Pursuant to the Audit Guidance, approved auditors are required to demonstrate complete financial and other independence from the Good Delivery refiner. In particular, the Audit Guidance provides that the auditing body may not provide services for the refiner related to the design, establishment or implementation of the refiner’s precious metals supply chain practice for a period of at least 24 months prior to the engagement. Additionally, the auditor must have adequate organizational capacities and a robust system of quality control, including with respect to the minimum requirements for independence, conflicts of interest, ethics and audit quality control reviews and the capacity to process appeals and/or handle complaints. In addition, auditors are required to disclose in their application forms their quality assurance and conflicts of interest policies, and explain how they comply with the various core principles, which include ethical conduct, due professional care, independence and integrity. Where any of these aspects no longer satisfy applicable requirements, the auditor is removed from the Approved Auditors List. Auditor accreditation and performance are reviewed on an annual basis to ensure approved auditors continue to meet LBMA requirements.

Compliance with the LBMA’s responsible sourcing standards is required for access to the Loco London market. Accordingly, loss of LBMA accreditation entails significant commercial consequences for refiners. The LBMA enforces compliance through its audit process as well as whistleblower and media reporting, which can result in initiation of a formal incident review inquiry or special audit, as described further below. Good Delivery refiners found to be applying the Programme in good faith, but that have not met a satisfactory standard in some respects, will generally be given a reasonable opportunity to raise their standards to the required level. Loss of accreditation is imposed where there have been failures that cannot be remediated or if attempts at remediation have been significantly poor.

The LBMA also conducts targeted “Special Audits” arising out of:
•	queries resulting from country of origin data reported confidentially to LBMA;
•	media allegations;
•	whistleblowing;
•	part of an incident review process.

Under a Special Audit, LBMA selects the auditor, who is independent of the original auditor.

Environmental, Social and Governance (“ESG”) Metric Adherence

Under the Gold Guidance, a refiner’s due diligence for its supply chain must include a policy that extends to ESG requirements. Specifically, refiners are directed to strengthen ESG engagement with gold-supplying counterparties and, where possible, assist gold-supply counterparties build due diligence capacities. In addition, the Gold Guidance requires refiners to assess the risk in the supply chain, which includes assessing the environmental policies and practices of the producers, both in relation to artisanal and small-scale mining and large-scale mining. The Gold Guidance provides specific parameters around this assessment depending on the nature of the material being sourced (e.g., artisanal/small or large scale). For example, with respect to storage, handling, and disposal of hazardous chemicals, including mercury and cyanide, the LBMA recognizes that mercury is used mainly in Artisanal and Small-Scale Mining (ASM) sources and therefore does not ban such supply chains. Instead, LBMA requires refiners working with such artisanal supply chains to assist them in establishing processes to use mercury in a safe manner and to limit negative impacts on the environment and health and safety, and to find alternative solutions to mercury. Finally, once specific ESG risks have been identified, the Gold Guidance requires refiners to implement a management strategy to respond to those identified risks. Accredited refiners are also required to provide evidence of their sustainability policy and its effect on any associated initiatives throughout their supply chain.

Specific ESG related metrics and risks addressed in the Gold Guidance include:

1.	Non-compliance with environmental, health, safety, labor and community related regulations in country of operation and/or company policy
2.
Ineffective environmental management, including: (a) air, water, land pollution and lack of incident management plans; (b) water stewardship, especially in water scarce and stressed areas; (c) sourcing from World Heritage Sites and protected areas; and (d) land rehabilitation and biodiversity management

3.	Ineffective mitigation of, and adaptation to, the impacts of climate change
4.	Inappropriate storage, handling and disposal of hazardous chemicals, including mercury and cyanide
5.	Ineffective management of tailings facilities
6.	Ineffective management of labor issues, including remuneration, working hours, collective bargaining, discrimination, diversity, disputes and safeguarding of workers

7.
Ineffective community engagement and management programs with respect to socio-economic development, land acquisition and community resettlement, cultural heritage sites and indigenous people, closure planning and safeguarding of vulnerable populations

8.	Ineffective management of business integrity impacts and ethical conduct as regarding fair competition, responsibly lobbying, tax compliance and supporting the implementation of relevant initiatives.

Special Considerations Relating to Recycled Gold
Recycled gold refers to metal that has been previously refined and generally encompasses materials or products that are gold-bearing and have not come directly from a mine (considered the first stage of the gold life cycle). In practical terms, recyclable material includes end-user, post-consumer products, scrap and waste metals, materials arising during refining and product manufacturing, and investment gold and gold-bearing products. This category may also include fully refined gold that has been fabricated into grain, Good Delivery bars, medallions and coins that have previously been sold by a refiner to a manufacturer, bank or consumer market, and that may thereafter need to be returned to a refiner to reclaim their financial value, or for transformation into other products (e.g., 1 kilo bars). Recycled gold due diligence may vary significantly as the risk of illegality or ethical concerns varies depending on the supplier, material, type, form, value and area of origin. The Gold Guidance calls for refiners to establish a system of controls for increased visibility and transparency over the supply chain. This includes a chain of custody or traceability system that identifies the origin of the gold and the upstream partners involved in the supply chain, and a mechanism to trace the input and output of each lot refined. The Gold Guidance sets forth specific risk identification protocols for recycled gold which include, but are not limited to, the use of a tailored know your customer questionnaire for recycled material to obtain, assess and, where possible, verify against publicly available information the following data:

•	Main markets, products and customer segments of the counterparty
•	Profiles of the counterparty’s gold and precious metals suppliers
•	Types and forms of precious metals sourced by the counterparty
•	Country of origin of gold and precious metals processed by the facility
•	Country of destination of refined material
•	Trade and production data, to extent available
•	Type and locations of facilities operated by the counterparty (smelting, refining, manufacturing, jewelry production, pawn shops, etc.)
•	Import/export licenses, if applicable
•	Anti-money laundering and terrorist financing policies and practices
•	Anti-bribery and corruption policies and practices
•	Responsible sourcing policies and processes
•	Data privacy policies and practices, to extent available.

The Gold Guidance also calls for enhanced due diligence proportionate to the specific risks presented, including with respect to recycled gold.

According to the World Gold Council, in the third quarter of 2021, global mine production was approximately 959.5 tonnes, 298 tonnes of which were recycled gold. The Fund is not aware of any limit on the amount of recycled gold that may be used in the fabrication of London Good Delivery gold bars refined after January 1, 2012. In addition, the Fund does not separately monitor or limit its holdings in LBMA compliant post-2012 gold sourced from recycled materials. Rather, the Fund relies on the LBMA’s Gold Guidance as the means for determining what constitutes responsibly sourced gold for purposes of the Fund’s investment policies, as described above. The Gold Guidance provides for sourcing identification requirements, country of origin data analysis and other risk-based due diligence measures designed to provide transparency into the ultimate source of the recycled gold. For information, please see “Risk Factors—Risks Related to the Shares—The Fund is subject to responsible sourcing due diligence risk.”

Other Sourcing Regulatory Schemes
Gold bullion market centers including India, China and the United Arab Emirates have established separate gold certification schemes and sourcing requirements and guidelines for market participants. For example, Dubai Multi-Commodities Centre (DMCC) requires DMCC accredited members globally to implement OECD Due Diligence Guidance. Additionally, the China Chamber of Commerce of Metals, Minerals and Chemicals (“CCCMC”) also promulgates guidelines for sourcing and trading gold bullion by Chinese companies operating domestically and internationally. China is one of the largest producers and importers of gold, and Shanghai is a key physical trading hub for the Asian gold market. The SGE is supervised and regulated by the People’s Bank of China. The SGE accepts gold bullion products from two main sources as Shanghai Good Delivery gold: (1) manufactured by domestic refiners accredited to the SGE; and (1) manufactured by refiners accredited to the LBMA. The BSE, India’s leading exchange group, has also adopted good delivery standards as defined by the Bureau of Indian Standards governing purity, form and provenance of gold bars acceptable for settlement and delivery, including manufacture, trade and delivery requirements. These requirements may be more or less rigorous in certain respects than corresponding LBMA standards. Enforcement may vary, and certain requirements are generally voluntary and there may be little transparency around compliance. As discussed above, the Fund seeks to hold only responsibly sourced gold bullion as defined herein. The Fund does not anticipate holding any gold bullion that does not conform to the LBMA Good Delivery standards, notwithstanding regulatory regimes that may apply in other markets.

THE MARKET FOR GOLD
As the market for gold and movements in the price of gold are expected to directly affect the price of the Shares, it is important to understand historical movements in the price of gold. However, past movements in the price of gold are not indicators of future market conditions or future gold prices.

The following chart provides historical background on the price of gold. The chart illustrates movements in the price of gold in USDs per ounce over the period from January 1, 2010 through December 31, 2020. The price of gold in the chart is based on the LBMA Gold Price PM and previously the London PM Fix. The LBMA Gold Price replaced the previously established London Gold Fix on March 20, 2015.

$2,100
$2,000
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
2010
2012
2014
2016
2018
2020

GOLD SUPPLY AND DEMAND
Gold is a physical asset that is accumulated, rather than consumed. As a result, virtually all the gold that has ever been mined still exists today in one form or another. Gold Focus 2020, estimates that the above-ground stock of gold increased by approximately 2,368 tonnes (approximately 76.1 million ounces) in 2019.1

The following table sets forth a summary of the world gold supply and demand for the last 5 years. It is based on information reported in Gold Focus 2020.

World Gold Supply and Demand, 2015–2019

Global Gold Summary/Demand Summary(2)(3)

Tonnes SUPPLY	2015	2016	2017	2018	2019
Mine Production	3,336	3,460	3,494	3,561	3,534
Recycling	1,103	1,264	1,138	1,160	1,297
Net Hedging Supply	13	33	0	0	0
Total Supply	4,453	4,756	4,632	4,721	4,831
DEMAND
Jewelry Fabrication	2,479	2,019	2,257	2,285	2,137
Industrial Demand	332	323	333	335	326
Net Physical Investment	1,072	1,062	1,035	1,067	850
Net Hedging Demand	0	0	24	9	1
Net official Sector Buying	580	395	379	657	646
Total Demand	4,463	3,798	4,028	4,352	3,959
Market Balance	-10	958	604	369	872
Net Investments in ETFs	-129	541	271	75	404
Market Balance less ETFs	119	417	332	294	469
Nominal Gold Price (US$/oz, PM fix)	1,160	1,251	1,257	1,268	1,393
Source: Gold Focus 2020
1 Gold Focus 2020 is published by Metals Focus, Ltd. which is a precious metals research consultancy based in London. Metals Focus Data Ltd. provides the supply and demand data to Metals Focus, Ltd. When used in this Prospectus, “tonne” refers to one metric ton, which is equivalent to 1,000 kilograms or 32,151 troy ounces.
2	Gold Focus 2020.
3	Totals may vary due to rounding

SOURCES OF GOLD SUPPLY
Based on data from Metals Focus Gold Focus 2020, gold supply totaled 4,831 tonnes (t) in 2019. Sources of gold supply include both mine production and recycled above-ground stocks and, to a lesser extent, producer net hedging. The largest portion of gold supplied to the market is from mine production, which totaled approximately 3,534t in 2019. The second largest source of annual gold supply is recycling gold, which is gold that has been recovered from jewelry and other fabricated products and converted back into marketable gold. Recycled gold totaled approximately 1,297t in 2019.

SOURCES OF GOLD DEMAND
Based on data from Gold Focus 2020, gold demand totaled 3,959t per year in 2019. Gold demand generally comes from four sources: jewelry, industry (including medical applications), investment and the official sector (including central banks and supranational organizations). The largest source of demand comes from jewelry fabrication, which accounted for approximately 54% of the identifiable demand from 2019 followed by net physical investment, which represents identifiable investment demand, which accounted for approximately 21%.

Gold demand is widely dispersed throughout the world with significant contributions from India and China. In many countries there are seasonal fluctuations in the levels of demand for gold — especially jewelry. However, as a result of variations in the timing of seasons throughout the world, seasonal fluctuations in demand do not appear to have a significant impact on the global gold price.

Having been a source of gold supply for many years, the official sector became a source of net demand in 2010. The prominence given by market commentators to this activity, coupled with the total amount of gold held by the official sector, has resulted in this area being one of the more visible shifts in the gold market.

OPERATION OF THE GOLD BULLION MARKET
The global trade in gold consists of over-the-counter, or OTC, transactions in spot, forwards, and options and other derivatives, together with exchange- traded futures and options.

GLOBAL OVER-THE-COUNTER MARKET FOR GOLD
The OTC market trades on a continuous basis and accounts for most global gold trading. Market makers and participants in the OTC market trade with each other and their clients on a principal-to-principal basis. All risks and issues of credit are between the parties directly involved in a specific transaction. The three products relevant to LBMA market making are spot (S) contracts, forward (F) contracts and options (O) contracts. A “spot contract” is a contract to buy or sell gold typically on or before two Business Days following the date of the execution of the contract. A “forward contract” is an agreement to buy or sell gold at a future date beyond the Spot Date at a price set at the time of the contract. An “option contract” is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of gold at a predetermined rate during a period or at a time in the future. There are twelve LBMA Market Makers who provide the service in one, two or all three products. (See http://www.lbma.org.uk/about-membership).

Member	Membership Type	Spot (S)	Forwards (F)	Options (O)
Citibank N A	Full Market Makers	x	x	x
Goldman Sachs International	Full Market Makers	x	x	x
HSBC	Full Market Makers	x	x	x
JPMorgan Chase Bank	Full Market Makers	x	x	x
Morgan Stanley & Co International Plc	Full Market Makers	x	x	x
UBS AG	Full Market Makers	x	x	x
BNP Paribas	Market Makers		x
ICBC Standard Bank	Market Makers	x
Merrill Lynch International	Market Makers	x		x
Standard Chartered Bank	Market Makers	x		x
The Bank of Nova Scotia	Market Makers	x	x
Toronto-Dominion Bank	Market Makers		x

The OTC market provides a relatively flexible market in terms of quotes, price, size, destinations for delivery and other factors. Bullion dealers customize transactions to meet their clients’ requirements. The OTC market has no formal structure and no open-outcry meeting place.

The main centers of the OTC market are London, New York and Zurich. Mining companies, central banks, manufacturers of jewelry and industrial products, together with investors and speculators, tend to transact their business through one of these centers. Centers such as Dubai and several cities in the Far East also transact substantial OTC market business. Bullion dealers have offices around the world and most of the world’s major bullion dealers are either members or associate members of the LBMA.

In the OTC market, the standard size of gold trades ranges between 5,000 and 10,000 ounces. Bid-offer spreads are typically $0.50 per ounce. Transaction costs in the OTC market are negotiable between the parties and therefore vary widely, with some dealers willing to offer clients competitive prices for larger volumes, although this will vary according to the dealer, the client and market conditions. Cost indicators can be obtained from various information service providers as well as dealers.

Liquidity in the OTC market can vary from time to time during the course of the 24-hour trading day. Fluctuations in liquidity are reflected in adjustments to dealing spreads — the difference between a dealer’s “buy” and “sell” prices. The period of greatest liquidity in the gold market generally occurs at the time of day when trading in the European time zones overlaps with trading in the United States, which is when OTC market trading in London, New York and other centers coincides with futures and options trading on the COMEX.

THE LONDON GOLD BULLION MARKET
Although the market for physical gold is global, most OTC market trades are cleared through London. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the London gold bullion market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists,” which are the lists of LBMA accredited melters and assayers of gold. The LBMA also coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation.
As discussed above, the LBMA’s requirements for accreditation enforce standards relating to the ethical sourcing of gold. Compliance with the LBMA’s Responsible Sourcing Programme and the Gold Guidance thereunder is mandatory for all Good Delivery refiners wishing to trade with the London gold bullion market.

The term “loco London” refers to gold bars physically held in London that meet the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LBMA acceptable refiner) and appearance set forth in the Good Delivery rules promulgated by the LBMA from time to time. Gold bars meeting these requirements are known as “London Good Delivery Bars.”

The unit of trade in London is the troy ounce, whose conversion between grams is: 1,000 grams = 32.1507465 troy ounces and 1 troy ounce = 31.1034768 grams. A London Good Delivery Bar is acceptable for delivery in settlement of a transaction on the OTC market. Typically referred to as 400-ounce bars, a London Good Delivery Bar must contain between 350 and 430 fine troy ounces of gold, with a minimum fineness (or purity) of 995 parts per 1,000 (99.5%), be of good appearance and be easy to handle and stack. The fine gold content of a gold bar is calculated by multiplying the gross weight of the bar (expressed in units of 0.025 troy ounces) by the fineness of the bar.

THE LBMA GOLD PRICE
The LBMA Gold Price is determined twice each Business Day (10:30 a.m. and 3:00 p.m. London time) through an auction which provides reference gold prices for that day’s trading. The auction that determines the LBMA Gold Price is a physically settled, electronic and tradeable auction, with the ability to settle trades in U.S. dollars, euros or British pounds. The IBA provides the auction platform and methodology as well as the overall administration and governance for the LBMA Gold Price. Many long-term contracts are expected to be priced on the basis of either the morning (AM) or afternoon (PM) LBMA Gold Price, and many market participants are expected to refer to one or the other of these prices when looking for a basis for valuations.

Participants in the IBA auction process submit anonymous bids and offers which are published on screen and in real-time. Throughout the auction process, aggregated gold bids and offers are updated in real-time with the imbalance calculated and the price updated every 45 seconds until the buy and sell orders are matched. When the net volume of all participants falls within a pre-determined tolerance, the auction is deemed complete and the applicable LBMA Gold Price is published. Information about the auction process (such as aggregated bid and offer volumes) will be immediately available after the auction on the IBA’s website.

The Financial Conduct Authority, or FCA, in the U.K. regulates the LBMA Gold Price.

FUTURES EXCHANGES
Although the Fund will not invest in gold futures, information about the gold futures market is relevant as such markets are a source of liquidity for the overall market for gold and impact the price of gold.
The most significant gold futures exchange is COMEX, operated by Commodities Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc., and a subsidiary of the Chicago Mercantile Exchange Group (the “CME Group”). It began to offer trading in gold futures contracts in 1974 and for most of the period since that date, it has been the largest exchange in the world for trading precious metals futures and options. The Tokyo Commodity Exchange (the “TOCOM”) is another significant futures exchange and has been trading gold since 1982. Trading on these exchanges is based on fixed delivery dates and transaction sizes for the futures and options contracts traded. Trading costs are negotiable. As a matter of practice, only a small percentage of the futures market turnover ever comes to physical delivery of the gold represented by the contracts traded. Both exchanges permit trading on margin. Margin trading can add to the speculative risk involved given the potential for margin calls if the price moves against the contract holder. Both COMEX and TOCOM operate through a central clearance system and in each case, the exchange acts as a counterparty for each member for clearing purposes. Other commodity exchanges include, the Multi Commodity Exchange of India (“MCX”), the Shanghai Futures Exchange, the Shanghai Gold Exchange, ICE Futures US (the “ICE”), and the Dubai Gold & Commodities Exchange. The ICE and CME Group are members of the Intermarket Surveillance Group (“ISG”).

MARKET REGULATION
The global gold markets are overseen and regulated by both governmental and self-regulatory organizations. In addition, certain trade associations have established rules and protocols for market practices and participants.

Objective of the Fund

OVERVIEW
The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. The Fund’s only ordinary recurring expense is the Sponsor’s annual fee of [__]% of the NAV of the Fund. The Sponsor believes that, for many investors, the Shares will represent a cost-effective investment relative to traditional means of investing in gold. In addition, the Fund seeks to hold only responsibly sourced gold which has been refined in accordance with the Gold Guidance, and to provide investors access to a convenient means of exposure to responsibly sourced gold. As the value of the Shares is tied to the value of the gold bullion held by the Fund, it is important in understanding the investment attributes of the Shares to first understand the investment attributes of gold.

THE CASE FOR INVESTING IN GOLD
Gold has unique properties as an asset class. Gold can be used in portfolios to help protect global purchasing power, reduce portfolio volatility and minimize losses during periods of market shock. It has historically been perceived as a high-quality liquid asset to be used when selling other assets would cause losses. Investors have traditionally made use of gold’s lack of correlation with other assets to diversify their portfolios and hedge against stock market, bond, currency and other risks.

Gold’s ability to serve as a potential portfolio diversifier is due to its historically low-to-negative correlation with stocks and bonds. The economic forces that determine the price of gold are different from the forces that determine the prices of most financial assets. For example, the price of a stock often depends on the earnings or growth potential of the issuing company or the confidence investors have in its management. The price of a bond depends primarily on its credit rating, its yield and the yields of competing fixed income investments. The price of gold, however, depends on different factors, including the supply and demand for gold, the strength or weakness of the USD, the rate of inflation and interest rates and the political environment. Gold does not depend on a promise to pay on the part of any government or corporation, as is the case with investments in money market instruments as well as in the corporate and government bond markets. Gold cannot be repudiated, as is the case with paper assets. Gold is not subject to the risk of default or bankruptcy. Gold cannot be created at will as can paper-backed assets.

Some of gold’s investment attributes are shared with traditional portfolio diversifiers, which include non-U.S. equities, emerging markets securities, real estate investment trusts, and domestic and foreign bonds. However, gold historically has had little correlation with these traditional diversifiers and low- to-negative correlation with the Standard & Poor’s 500 Index, which is widely regarded as the standard for measuring the stock market performance of large capitalized U.S. companies. In the search for effective diversification, investors have begun to turn to a variety of non-traditional diversifiers.
These non-traditional diversifiers include hedge and private equity funds, commodities, timber and forestry, fine art and collectibles. Gold has historically been perceived as having one or more of the following advantages over each of these non-traditional diversifiers: greater liquidity, lower risk and lower management and holding costs.

Although the market for physical gold is global, most OTC market trades are cleared through London among members of the LBMA. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the London gold bullion market and its regulators. The LBMA promulgates guidance for responsible sourcing of gold through its Responsible Sourcing Programme, including sustainable sourcing practices, increased recycling, and adherence to strict environmental, social, and governance (“ESG”) metrics. The LBMA’s guidance has enhanced the ESG-focus of the gold market by working to combat money laundering, terrorist financing and human rights abuses. See “THE LONDON GOLD BULLION MARKET” above.

All forms of investment carry some degree of risk. In addition, the Shares have certain unique risks, as described in “Risk Factors” starting on page [___]. Holding gold directly also has risks.

STRATEGY BEHIND THE SHARES
The Shares are intended to offer investors an opportunity to participate in the responsibly sourced gold market through an investment in securities. Historically, the logistics of buying, storing and insuring gold have constituted a barrier to entry for some institutional and retail investors alike. The offering of the Shares is intended to overcome these barriers to entry. The logistics of storing and insuring gold are dealt with by the Custodian and the related expenses are built into the price of the Shares. Therefore, an investor does not have any additional tasks or costs over and above those associated with dealing in any other publicly traded security.  The Shares are intended for investors who want a simple and cost-efficient means of gaining investment benefits similar to those of holding gold bullion and who seek access to responsibly sourced gold.  The Shares offer an investment that is:
•
Easily Accessible. Investors can access the gold market through a traditional brokerage account. The Sponsor believes that investors will be able to more effectively implement strategic and tactical asset allocation strategies that use gold by using the Shares instead of using the traditional means of purchasing, trading and holding gold.

•
Relatively Cost Efficient. The Sponsor believes that, for many investors, transaction costs related to the Shares will be lower than those associated with the purchase, storage and insurance of physical gold.

•	Exchange Traded. The Shares will trade on NYSE Arca, providing investors with an efficient means to implement various investment strategies.
•
Transparent. The Shares will be backed by the assets of the Fund and the Fund will not hold or employ any derivative securities. Further, the value of the Fund’s holdings will be reported on the Fund’s website daily.

•
Responsibly Sourced: Under the LBMA’s mandatory Responsible Sourcing Programme, gold refiners are required to demonstrate their efforts to combat money laundering, terrorist financing and human rights abuses, and respect the environment globally. The LBMA’s audit process is designed to assure investors and consumers that all London precious metal stocks are conflict-free.

Fund Expenses

The Fund’s only ordinary recurring expense is the fee paid to the Sponsor at an annual rate of [__]% of the daily net asset value of the Fund, so that the Fund’s total annual expense ratio is expected to be equal to [__]%.

In exchange for the Sponsor’s fee, the Sponsor has agreed to assume the ordinary fees and expenses incurred by the Fund, including but not limited to the following: fees charged by the Administrator, the Marketing Agent, the Custodian and the Trustee, NYSE Arca listing fees, typical maintenance and transaction fees of the DTC, SEC registration fees, printing and mailing costs, audit fees and expenses, up to $[_____] per annum in legal fees and expenses and applicable license fees. The Sponsor bears expenses in connection with the issuance and distribution of the securities being registered, which are estimated to be in the amount of $[_____]. The Sponsor is not required to pay any extraordinary or non-routine expenses. Extraordinary expenses are fees and expenses which are unexpected or unusual in nature, such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses. Extraordinary fees and expenses also include material expenses which are not currently anticipated obligations of the Fund. The Fund will be responsible for the payment of such expenses to the extent any such expenses are incurred. Routine operational, administrative and other ordinary expenses are not deemed extraordinary expenses. The Fund will sell gold on an as-needed basis to pay the Sponsor’s fee.

In certain exceptional cases the Fund will pay for certain expenses. These exceptions include expenses not assumed by the Sponsor (described in the immediately preceding paragraph), taxes and governmental charges, expenses and costs of any extraordinary services performed by the Trustee or the Sponsor on behalf of the Fund or action taken by the Trustee or the Sponsor to protect the Fund or the interests of Shareholders, indemnification of the Sponsor under the Declaration of Trust, and legal expenses in excess of $[_____] per year. The Fund’s organizational and offering costs are borne by the Sponsor and, as such, are the sole responsibility of the Sponsor. The Sponsor will not seek reimbursement or otherwise require the Fund, the Trust, the Trustee or any Shareholder to assume any liability, duty or obligation in connection with any such organizational and offering costs.

Shareholders do not have the option of choosing to pay their proportionate share of the Fund’s expenses in lieu of having their share of expenses paid by the sale of the Fund’s gold. Each sale of gold by the Fund will be a taxable event to Shareholders. See “United States Federal Tax Consequences — Taxation of U.S. Shareholders.”

SALES OF GOLD
The Sponsor will sell the Fund’s gold bullion as necessary to pay the Fund’s expenses. When selling gold bullion to pay expenses, the Sponsor will endeavor to sell the smallest amounts of gold bullion needed to pay expenses in order to minimize the Fund’s holdings of assets other than gold bullion and will endeavor to sell at the LBMA Gold Price PM. The Sponsor will place orders with gold bullion dealers (which may include the Custodian). The Sponsor shall not be liable for depreciation or loss incurred by reason of any sale. See “United States Federal Tax Consequences — Taxation of U.S. Shareholders” for information on the tax treatment of gold bullion sales.

The Sponsor will sell the Fund’s gold bullion if that sale is required by applicable law or regulation or in connection with the termination and liquidation of the Fund.

Any property received by the Fund other than gold bullion, cash or an amount receivable in cash (such as, for example, an insurance claim) will be promptly sold or otherwise disposed of by the Sponsor and the resulting proceeds will be credited to the Fund’s cash account and/or converted into gold bullion.

CASH ACCOUNT AND RESERVE ACCOUNT
The Sponsor will cause the Fund to maintain a cash account in which proceeds of gold bullion sales and other cash received by the Fund may be held. The Sponsor may withdraw funds from the cash account to establish a reserve account for any taxes, other governmental charges and contingent or future liabilities.

HYPOTHETICAL EXPENSE EXAMPLE
The following table, prepared by the Sponsor, illustrates the anticipated impact of the deliveries and sales of gold bullion discussed above on the fractional amount of gold bullion represented by each outstanding Share for three years. It assumes that the only dispositions of gold bullion will be those sales needed to pay the Sponsor’s Fee and that the price of gold and the number of Shares remain constant during the three-year period covered. The table does not show the impact of any extraordinary expenses the Fund may incur. Any such extraordinary expenses, if and when incurred, will accelerate the decrease in the fractional amount of gold represented by each Share. In addition, the table does not show the effect of any waivers of the Sponsor’s Fee that may be in effect from time to time.

Year
		1	2	3
Hypothetical gold price per ounce		[__]	[__]	[__]
Sponsor’s Fee		[___]%	[___]%	[___]%
Shares of the Fund, beginning		[__]	[__]	[__]
Ounces of gold in the Fund, beginning		[__]	[__]	[__]
Beginning adjusted net asset value of the Fund		[__]	[__]	[__]
Ounces of gold to be delivered to cover the Sponsor’s Fee		[__]	[__]	[__]
Ounces of gold in the Fund, ending		[__]	[__]	[__]
Ending adjusted net asset value of the Fund		[__]	[__]	[__]
Ending NAV per share		[__]	[__]	[__]

Description of the Trust

The Trust is organized as a Delaware statutory trust. Delaware Trust Company, a subsidiary of the Corporation Service Company, is the Trustee of the Trust.  As of the date of this Prospectus, the Trust has established one series, Franklin Responsibly Sourced Gold ETF, which is offered pursuant to this Prospectus. The Fund issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the net assets of the Fund.  The assets of the Fund include only gold bullion and cash, if any.

The Trust was formed and is operated in a manner such that a series is liable only for obligations attributable to such series. This means that Shareholders of the Fund are not subject to the losses or liabilities of any other series as may be created from time to time and shareholders of any such other series are not subject to the losses or liabilities of the Fund. Accordingly, the debts, liabilities, obligations and expenses (collectively, “Claims”) incurred, contracted for or otherwise existing solely with respect to the Fund are enforceable only against the assets of the Fund and not against any other series as may be established or the Trust generally. This limitation on liability is referred to as the “Inter-Series Limitation on Liability.” The

Inter-Series Limitation on Liability is expressly provided for under the Delaware Statutory Trust Act, which provides that if certain conditions are met, then the debts of any particular series will be enforceable only against the assets of such series and not against the assets of any other series or the Trust generally. For the avoidance of doubt, the Inter-Series Limitation on Liability applies to each series of the Trust, including the Fund and any other series that may be established.

The Fund holds gold bullion and is expected from time to time to issue Creation Units in exchange for deposits of gold bullion and to distribute gold bullion in connection with redemptions of Creation Units. The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. The Fund’s only ordinary recurring expense is the Sponsor’s annual fee of [__]% of the NAV of the Fund. The Sponsor believes that, for many investors, the Shares will represent a cost-effective investment relative to traditional means of investing in gold. In addition, the Fund seeks to hold only responsibly sourced gold which has been refined in accordance with the Gold Guidance, and to provide investors access to a convenient means of exposure to responsibly sourced gold. The material terms of the Trust’s Declaration of Trust are discussed in greater detail under the section “The Declaration of Trust.” The Shares represent units of fractional undivided beneficial interest in and ownership of the Fund. The Fund is not managed like a corporation or an active investment vehicle. The gold bullion held by the Fund will only be sold (1) on an as-needed basis to pay the Fund’s expenses, (2) in the event the Trust terminates and liquidates its assets, or (3) as otherwise required by law or regulation. The sale of gold bullion by the Fund is a taxable event to Shareholders. See “United States Federal Tax Consequences — Taxation of U.S. Shareholders.”

The Trust is not registered as an investment company under the 1940 Act and is not required to register under such act. The Trust will not hold or trade in commodity futures contracts regulated by the CEA, as administered by the CFTC. The Trust is not a commodity pool for purposes of the CEA, and none of the Sponsor, the Trustee or the Marketing Agent is subject to regulation as a commodity pool operator or a commodity trading adviser in connection with the Shares.

The Trust does not have a board of directors or an audit committee but certain oversight functions with respect to the Trust are performed by the Board of Directors of the Sponsor. See “Description of Key Service Providers — The Sponsor — Key Personnel of the Sponsor.”

The Fund expects to create and redeem Shares from time to time but only in Creation Units (a Creation Unit equals a block of 50,000 Shares). The number of outstanding Shares is expected to increase and decrease from time to time as a result of the creation and redemption of Creation Units. The creation and redemption of Creation Units requires the delivery to the Fund or the distribution by the Fund of the amount of gold bullion represented by the Creation Units being created or redeemed. The total amount of gold bullion required for the creation of Creation Units will be based on the combined NAV of the number of Creation Units being created or redeemed. The initial amount of gold bullion required for deposit with the Fund to create Shares is [___] ounces per Creation Unit. The number of ounces of gold bullion required to create a Creation Unit or to be delivered upon the redemption of a Creation Unit gradually decreases over time, due to the accrual of the Fund’s expenses and the sale of the Fund’s gold bullion to pay the Fund’s expenses. This is because the Shares comprising a Creation Unit will represent a decreasing amount of gold bullion due to the sale of the Fund’s gold bullion to pay the Fund’s expenses. Creation Units may be created or redeemed only by Authorized Participants, who will pay a transaction fee of $[___] for each order to create or redeem Creation Units. Authorized Participants may sell to other investors all or part of the Shares included in the Creation Units they purchase from the Fund. See “Plan of Distribution.” The number of Shares in a Creation Unit, and the transaction fee associated with such Creation Units, may be changed by the Sponsor at any time in its sole discretion. In addition, the Sponsor may waive the transaction fee on the creation or redemption of Creation Units for one or more Authorized Participants from time to time in its sole discretion. For example, the Sponsor may determine to waive the transaction fees for the Fund when the Sponsor believes that such waiver is in the best interest of the Fund. When determining whether to waive transaction fees, the Sponsor may consider a number of factors including, but not limited to, whether waiving the fee will facilitate the launch of the Fund or improve the quality of the secondary trading market for the Shares.
Investors may obtain on a 24-hour basis gold pricing information based on the spot price for an ounce of gold from various financial information service providers. Current spot prices are also generally available with bid/ask spreads from gold bullion dealers. In addition, the Fund’s website at [__] will provide pricing information for gold spot prices and the Shares. Market prices for the Shares will be available from a variety of sources including brokerage firms, information websites and other information service providers. The NAV of the Fund as calculated each Business Day by the Administrator will be posted on the Fund’s website. The Fund has no fixed termination date and the Sponsor may terminate the Fund for any reason in its sole discretion. See “The Declaration of Trust — Termination of the Trust.”
Description of Key Service Providers

THE SPONSOR
The Sponsor is a Delaware limited liability company formed on July 21, 2021. The Sponsor is responsible for establishing the Trust and for the registration of the Shares. The Sponsor generally oversees the performance of the Fund’s principal service providers, but does not exercise day-to-day oversight over such service providers. The Sponsor, with assistance and support from the Administrator, is responsible for preparing and filing periodic reports on behalf of the Fund with the SEC and will provide any required certification for such reports. The Sponsor will designate the independent registered public accounting firm of the Fund and may from time to time employ legal counsel for the Fund. To assist the Sponsor in marketing the Shares, the Sponsor has entered into the Marketing Agreement with the Marketing Agent and the Fund. The Marketing Agent is an affiliate of the Sponsor. See “—The Marketing Agent” for more information about the Marketing Agent.
The Sponsor will maintain a public website on behalf of the Fund, containing information about the Fund and the Shares. The Fund’s website is [____]. This website is only provided here as a convenience to you, and the information contained on or connected to the Fund’s website is not considered part of this Prospectus.
Key Personnel of the Sponsor
The Trust does not have any directors, officers or employees. The following persons, in their respective capacities as directors or executive officers of the Sponsor, a Delaware limited liability company, perform certain functions with respect to the Trust that, if the Trust had directors or executive officers, would typically be performed by them.

David Mann – President and Chief Executive Officer
Matthew Hinkle – Chief Financial Officer
Vivek Pai – Chief Accounting Officer and Treasurer
Todd Mathias – Vice President
Navid Tofigh – Vice President and Secretary
Steve Gray – Vice President and Assistant Secretary
Ryan Wheeler – Assistant Treasurer
Ajay Narayan – Assistant Treasurer
Jeff White – Assistant Treasurer
Lisa Moore – Assistant Treasurer - Tax

THE TRUSTEE
Delaware Trust Company, a subsidiary of the Corporation Service Company, serves as Trustee of the Trust. The Trustee’s principal offices are located at 251 Little Falls Drive, Wilmington, DE 19808. The structure of the Trust and the number and/or identity of the Trustee may be amended in the future via amendments to the Trust’s Certificate of Trust and the Declaration of Trust.
Under the Declaration of Trust, the Sponsor has exclusive control of the management of all aspects of the activities of the Trust and the Trustee has only nominal duties and liabilities to the Trust.   The Trustee accepts service of legal process on behalf of the Trust and the Fund in the State of Delaware and will make certain filings under the Delaware Statutory Trust Act and may perform certain other limited administrative services pursuant to the Declaration of Trust. The Trustee does not owe any other duties to the Trust or the Shareholders. The Declaration of Trust provides that the Trustee is compensated by the Sponsor. The Sponsor has the discretion to replace the Trustee. The rights and duties of the Shareholders are governed by the provisions of the Delaware Statutory Trust Act and by the Declaration of Trust. The Shareholders have no voice in the day-to-day management of the business and operations of the Fund and the Trust.
To the extent the Trustee has duties (including fiduciary duties) and liabilities to the Trust or the Shareholders under the Delaware Statutory Trust Act, such duties and liabilities are replaced by the duties and liabilities of the Trustee expressly set forth in the Declaration of Trust. The Trustee will have no obligation to supervise, nor will they be liable for, the acts or omissions of the Sponsor, Transfer Agent, Custodian or any other person. Neither the Trustee, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer, director, officer or controlling person of the issuer of Shares.
The existence of a trustee should not be taken as an indication of any additional level of management or supervision over the Trust. The Declaration of Trust provides that the management authority with respect to the Trust is vested directly in the Sponsor.

The Trustee has not signed the registration statement of which this Prospectus is a part, and is not subject to issuer liability under the federal securities laws for the information contained in this Prospectus and under federal securities laws with respect to the issuance and sale of the Shares. Under such laws, neither the Trustee, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of the Shares. The Trustee’s liability in connection with the issuance and sale of the Shares is limited solely to the express obligations of the Trustee set forth in the Declaration of Trust.

THE ADMINISTRATOR
The Trust, on behalf of the Fund, has appointed BNYM as the Administrator of the Fund and has entered into an Administration Agreement in connection therewith (the “Administration Agreement”). BNYM, a banking corporation organized under the laws of the State of New York with trust powers, has an office at 2 Hanson Place, Brooklyn, New York 11217. BNYM is subject to supervision by the New York State Banking Department and the Board of Governors of the Federal Reserve System.

Pursuant to the Administration Agreement, the Administrator performs or supervises the performance of services necessary for the operation and administration of the Fund. These services include receiving and processing orders from Authorized Participants to create and redeem Creation Units, net asset value calculations, accounting and other fund administrative services. The Administrator retains, separately for the Fund, certain financial books and records, including Creation Unit creation and redemption books and records; Fund accounting; ledgers with respect to assets, liabilities, capital, income and expenses; the registrar; transfer journals; and related details and trading and related documents received from custodians.

The term of the Administration Agreement is [__] from its effective date and will automatically renew for additional [__] terms unless any party provides written notice of termination (with respect to the Fund) at least [__] days prior to the end of any one-year term or unless earlier terminated as provided below.

The Administrator’s monthly fees are paid by the Sponsor. The Administrator and any of its affiliates may from time to time purchase or sell Shares for their own accounts, as agents for their customers and for accounts over which they exercise investment discretion. The Administrator and any successor administrator must be a participant in DTC or such other securities depository as shall then be acting.

THE TRANSFER AGENT
The Trust, on behalf of the Fund, has appointed BNYM as the Transfer Agent of the Fund and has entered into a Transfer Agency and Service Agreement in connection therewith (the “Transfer Agency and Service Agreement”).

Pursuant to the Transfer Agency and Service Agreement, the Transfer Agent serves as the Fund’s transfer agent, dividend or distribution disbursing agent, and agent in connection with certain other activities as provided under the Transfer Agency and Service Agreement. The Transfer Agent receives a transaction processing fee in connection with orders from Authorized Participants to create or redeem Creation Units in the amount of $[__] per order. These transaction processing fees are paid directly by the Authorized Participants and not by the Fund.

The term of the Transfer Agency and Service Agreement is [__] from its effective date and will automatically renew for additional [__] terms unless any party provides written notice of termination (with respect to the Fund) at least 90 days prior to the end of any [__] term or unless earlier terminated as provided below.

THE CUSTODIAN (CASH ONLY)
The Trust, on behalf of the Fund, has appointed BNYM to serve as the custodian of the Fund’s cash, if any, and has entered into a Custody Agreement in connection therewith (the “BNYM Custody Agreement”).

Pursuant to the BNYM Custody Agreement, BNYM has agreed to establish and maintain one or more cash accounts for the Fund. BNYM shall also maintain books and records segregating the assets of the Fund from the assets of any other series of the Trust. With respect to all cash held pursuant to the BNYM Custody Agreement, BNYM shall, unless otherwise instructed to the contrary, (a) receive all income and other payments and advise the Fund as promptly as practicable of any such amounts due but not paid; and (b) endorse for collection checks, drafts or other negotiable instruments.

The term of the BNYM Custody Agreement is [__] from its effective date and will automatically renew for additional [__] terms unless any party provides written notice of termination (with respect to the Fund) at least [__] days prior to the end of any one-year term or unless earlier terminated as provided below.

THE CUSTODIAN
The Sponsor shall appoint JPMorgan as the Custodian of the Fund’s gold bullion. JPMorgan is a National Association incorporated in the United States of America.  Its London office is located at 25 Bank St, Canary Wharf, London E14 5JP, United Kingdom. While the UK operations of the Custodian are regulated by the FCA in the United Kingdom, the custodial services provided by the Custodian are presently not a regulated activity subject to the rules of the FCA.

The Custodian is responsible for safekeeping the Fund’s gold bullion. The Custodian facilitates the transfer of gold bullion into and out of the Fund through the unallocated gold bullion accounts it may maintain for each Authorized Participant or unallocated gold accounts that may be maintained for an Authorized Participant by another LPMCL clearing bank, and through the unallocated and allocated gold bullion accounts it maintains for the Fund. The Custodian is responsible for allocating specific bars of gold bullion to the Fund Allocated Account. The Custodian provides the Fund with regular reports detailing the gold bullion transfers into and out of the Fund Unallocated Account and the Fund Allocated Account and identifying the gold bullion bars held in the Fund Allocated Account.

The Custodian and its affiliates may from time to time purchase or sell gold bullion or Shares for their own accounts, as agents for their customers and for accounts over which they exercise investment discretion.

The Custodian will hold the gold bullion deposited with and held for the account of the Fund at its nominated vault premises, except when the gold bullion has been allocated in the vault of a sub-custodian solely for temporary custody and safekeeping. If held by a sub-custodian, the Custodian has agreed that it will use commercially reasonable efforts promptly to transport the gold bullion from the sub-custodian’s vault to the Custodian’s vault, at the Custodian’s cost and risk. Unless otherwise agreed by the Fund, such vaults will be located within the United Kingdom. The Custodian is a market maker, clearer and approved weigher of gold under the rules of the LBMA.

The Custodian, as instructed by the Sponsor or the Fund, is authorized to accept, on behalf of the Fund, deposits of gold bullion in unallocated form. Acting on standing instructions given by the Sponsor or the Fund, the Custodian allocates gold bullion deposited in unallocated form with the Fund by selecting bars of gold bullion for deposit to the Fund Allocated Account from unallocated bars which the Custodian holds or by instructing a sub-custodian to allocate bars from unallocated bars held by the sub-custodian. All gold bullion allocated to the Fund must conform to the rules, regulations, practices and customs of the LBMA, and the Custodian must replace any non-conforming gold bullion with conforming gold bullion as soon as reasonably practicable. In addition, as described above, the Custodian has undertaken to seek to replace any pre-2012 gold in the Fund Allocated Account with post-2012 gold as soon as reasonably practicable.

The gold bullion bars in an allocated gold bullion account are specific to that account and are identified by a list which shows, for each gold bullion bar, the refiner, assay or fineness, serial number and gross and fine weight. gold bullion held in the Fund’s allocated account is the property of the Fund and is not traded, leased or loaned under any circumstances.

The gold bullion bars held in an unallocated account are not segregated from the Custodian’s assets. The account holder therefore has no ownership interest in any specific bars of gold bullion that the unallocated account’s bullion dealer holds or owns. The account holder is an unsecured creditor of the bullion dealer, and credits to an unallocated account are at risk of the bullion dealer’s insolvency, in which event it may not be possible for a liquidator to identify any gold bullion held in an unallocated account as belonging to the account holder rather than to the bullion dealer.

The Trust, on behalf of the Fund, and the Custodian have entered into Custody Agreements which establish the Fund Unallocated Account and the Fund Allocated Account. The Fund Unallocated Account is used for several purposes. It is used to facilitate the transfer of gold bullion deposits and gold bullion redemption distributions between Authorized Participants and the Fund in connection with the creation and redemption of Creation Units. It is also used for sales of gold bullion to pay the Fund’s Expenses, and when gold bullion is transferred into and out of the Fund. The Custodian is instructed to allocate all gold bullion deposited with the Fund to the Fund Allocated Account by the close of business on each Business Day.

The Custodian is authorized to appoint from time to time one or more sub-custodians to hold the Fund’s gold bullion until it can be transported to the Custodian’s vault.

The Custodian is required to use reasonable care in selecting sub-custodians and will monitor the conduct of each sub-custodian, and, where it is legally permissible to do so, promptly advise the Trust of any difficulties or problems existing with respect to such sub-custodian of which the Custodian is aware. The Custodian is obliged under the Allocated Gold Account Agreement to use commercially reasonable efforts to obtain delivery of gold bullion from those sub-custodians appointed by it. Under the Allocated Gold Account Agreement, except for an obligation on the part of the Custodian to use commercially reasonable efforts to obtain delivery of the Fund’s gold bullion bars from any sub-custodians appointed by the Custodian, the Custodian is not liable for the acts or omissions, or for the solvency, of its sub-custodians unless the selection of such sub-custodians was made by the Custodian fraudulently or negligently.

Under the customs and practices of the London bullion market, allocated gold bullion is held by custodians and, on their behalf, by sub-custodians under arrangements that permit each entity for which gold bullion is being held: (1) to request from the entity’s custodian (and a custodian or sub-custodian to request from its sub-custodian) a list identifying each gold bullion bar being held and the identity of the particular custodian or sub-custodian holding the gold bullion bar and (2) to request the entity’s custodian to withdrawal the entity’s gold within two business days following demand for withdrawal. Each custodian or sub-custodian is obligated under the customs and practices of the London bullion market to provide the bar list and the identification of custodians and sub-custodians referred to in (1) above, and each custodian is obligated to release gold as requested. The Sponsor and the Custodian have entered into custody agreements which accurately reflect the roles and liabilities of each party.

The Custodian has agreed to maintain insurance in connection with the storage of the Fund’s precious metal under the Custody Agreements, including covering any loss of gold, on such terms and conditions as it considers appropriate, which may not cover the full amount of gold. The Fund will not be a beneficiary of any such insurance and does not have the ability to dictate the nature or amount of the coverage. Therefore, Shareholders cannot be assured that the Custodian maintains adequate insurance or any insurance with respect to the gold bullion held by the Custodian on behalf of the Fund.

The Custodian has agreed to permit, and to procure that any sub-custodian permit, the Sponsor and the Trust and their designated representatives, independent public accountants and bullion auditors access to the Custodian’s premises upon reasonable notice during normal business hours, to examine on the Custodian’s premises the gold bullion held by the Custodian and such records as they may reasonably require to perform their respective duties with regard to investors in the Fund’s Shares. The Sponsor’s officers and/or properly designated representatives will verify the Fund’s holdings at least annually. The independent public accountants endeavor to examine the gold bullion held by the Custodian in person at least annually, but are under no legal obligation to do so.

Custody Agreements
The Allocated Gold Account Agreement and the Unallocated Gold Account Agreement between the Trust, on behalf of the Fund, and the Custodian establishes the Fund Allocated Account and the Fund Unallocated Account, respectively. These agreements are sometimes referred to together as the “Custody Agreements.” The following is a description of the material terms of the Custody Agreements. As the Custody Agreements are similar in form, they are discussed together, with material distinctions between the agreements noted.

Deposits into the Fund Unallocated Account
The Fund may deposit Gold into an Unallocated Account by procuring a book-entry transfer: (i) to the Custodian by arranging that its account with a third party in which the Custodian holds Gold is credited with an amount of Gold equal to the amount of Gold to be recorded in the Fund’s Unallocated Account; or (ii) to the Fund’s Unallocated Account by the Fund arranging that a third party for whom the Custodian maintains an account holding Gold instructs the Custodian to debit from its account with the Custodian an amount of Gold and to credit such amount to the Fund Unallocated Account; or by the delivery of Gold to the Custodian at its nominated London vault premises. No interest will be paid by the Custodian on any credit balance to the Fund Unallocated Account.

Withdrawals from the Fund Unallocated Account
The Custodian transfers gold bullion from the Fund Unallocated Account only in accordance with the Trust’s instructions to the Custodian. A withdrawal of gold bullion from the Fund Unallocated Account may only be made, (1) by a book-entry transfer by a debit by the Custodian of an amount of Gold from the Unallocated Account and credit of such amount to an account maintained by the Custodian for another client or instructing credit of such amount to an account maintained by a third party or (2) the collection of Gold from the Custodian’s vault. Any gold bullion made available in physical form will be in a form which complies with the rules, regulations, practices and customs of the LBMA, the Bank of England or any applicable regulatory body, or in such other form as may be agreed between the Administrator and the Custodian, and in all cases will comprise one or more whole gold bullion bars selected by the Custodian.
The Custody Agreements provide for the full allocation of all gold bullion received from the Authorized Participants or other third parties and credited to the Fund Unallocated Account at the end of each Business Day.

Deposits into the Fund Allocated Account
With respect to gold bullion delivered by Authorized Participants, the Custodian receives transfers of gold bullion into the Fund Allocated Account only at the Trust’s instructions by debiting gold bullion from the Fund Unallocated Account and crediting such gold bullion to the Fund Allocated Account.

Withdrawals from the Fund Allocated Account
The Custodian transfers gold bullion from the Fund Allocated Account only in accordance with the Trust’s instructions. Generally, the Custodian transfers gold bullion from the Fund Allocated Account only by debiting gold bullion from the Fund Allocated Account and crediting the gold bullion to the Fund Unallocated Account.

Withdrawals of Gold Directly from the Fund Allocated Account
Upon the Trust’s instruction, the Custodian debits gold bullion from the Fund Allocated Account and makes the gold bullion available for collection by the Trust or, if separately agreed, for delivery by the Custodian in accordance with its usual practices at the Fund’s expense and risk. The Trust and the Custodian expect that the Trust will withdraw gold bullion physically from the Fund Allocated Account (rather than by crediting it to the Fund Unallocated Account and instructing a further transfer from that account) only in exceptional circumstances, such as if, for some unforeseen reason, it was not possible to transfer gold bullion in unallocated form.

Exclusion of Liability
The Custodian will adhere to the standards of a Reasonable and Prudent Custodian (as defined in the Agreement) in the performance of its duties under the Custody Agreements and is only responsible for any loss or damage suffered by the Fund as a direct result of any gross negligence, fraud, or willful default on the part of the Custodian in the performance of the duties under the Custody Agreements. The Custodian’s liability is further limited to the market value of the gold bullion held in the Fund Allocated Account and the amount of the gold bullion credited to the Fund Unallocated Account at the time such negligence, fraud, or willful default is either discovered by or notified to the Custodian, provided that the Custodian notifies the Sponsor and the Trust promptly after any discovery. Furthermore, the Custodian has no duty to make or take or to require any sub-custodian selected by it to make or take any special arrangements or precautions beyond those required by the Custody Agreements.
In the event of a loss caused by the failure of the Custodian or a sub-custodian to exercise reasonable care, the Trust, on behalf of the Fund, has the right to seek recovery from the Custodian in breach. The Custodian is not liable for any delay in performance or any non-performance of any of its obligations under the Custody Agreements by reason of any cause beyond the Custodian’s reasonable control, including any act of God or war or terrorism, any breakdown, malfunction or failure of, or in connection with, any communication, computer, transmission, clearing or settlement facilities, industrial action, acts, rules and regulations of any governmental or supra national bodies or authorities or relevant regulatory or self-regulatory organizations.

Indemnity
The Custodian will be indemnified by the Fund (on an after tax basis) on demand against all costs and expenses, damages, liabilities and losses which the Custodian may suffer or incur, directly or indirectly in connection with the Agreement except to the extent that such sums are due directly to the Custodian’s gross negligence, willful default or fraud.

Termination
Any party may terminate the Custody Agreement by giving not less than one hundred twenty (120) business days written notice to the other parties; and the Custody Agreement shall terminate automatically, without further notice or action by any party, upon a bankruptcy or insolvency event.

THE MARKETING AGENT
The Sponsor has appointed Franklin Distributors, LLC as the Marketing Agent of the Trust and has entered into the Marketing Agreement in connection therewith.  The Marketing agent is an affiliate of the Sponsor and has its principal address at One Franklin Parkway, San Mateo, CA  94403-1906.
The Marketing Agent and its affiliates may from time to time purchase or sell gold or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

Pursuant to the Marketing Agreement, the Marketing Agent is responsible for marketing the Fund and the Shares on a continuous basis. Among other things, the Marketing Agent will assist the Sponsor in: (1) developing a marketing plan for the Fund on an ongoing basis; (2) preparing marketing materials regarding the Shares, including the content on the Fund’s website; (3) executing the marketing plan for the Fund; (4) conducting public relations activities related to the marketing of Shares; and (5) incorporating gold into its strategic and tactical exchange-traded fund research.

The Sponsor has agreed to indemnify the Marketing Agent, its partners, stockholders, members, directors, officers and employees and any affiliate of the foregoing, and their successors and assigns, against any loss, damage, expense, liability or claim that may be incurred by the Marketing Agent in connection with (1) any untrue statement or alleged untrue statement of a material fact contained in the registration statement of which this Prospectus forms a part or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) any untrue statement or alleged untrue statement of a material fact made by the Sponsor with respect to any representations and warranties or any covenants under the Marketing Agreement, or failure of the Sponsor to perform any agreement or covenant therein, (3) any untrue statement or alleged untrue statement of a material fact contained in any materials used in connection with the marketing of the Shares,
(4) circumstances surrounding the third party allegations relating to patent and contract disputes, or (5) the Marketing Agent’s performance of its duties under the Marketing Agreement, except in the case of this clause (5), for any loss, damage, expense, liability or claim resulting from the gross negligence or willful misconduct of the Marketing Agent.

The Marketing Agreement will continue in effect until [__] unless earlier terminated in accordance with the terms of the Marketing Agreement.

Description of the Shares

GENERAL
The beneficial interest in the Trust may be divided into one or more series. The Fund is one such series. Each share of a series of the Trust shall represent an equal beneficial interest in the net assets of such series, and each holder of shares of a series shall be entitled to receive such holder’s pro rata share of distributions of income and capital gains, if any, made with respect to such series. Upon redemption of the shares of any series, the applicable shareholder shall be paid solely out of the funds and property of such series of the Trust. All shares are fully paid and non-assessable.

SHARE SPLITS
If the Sponsor believes that the per Share price in the secondary market for Shares has fallen outside a desirable trading price range, the Sponsor may cause the Fund to declare a split or reverse split in the number of Shares outstanding and to make a corresponding change in the number of Shares constituting a Creation Unit.

DISTRIBUTIONS
No Share shall have any priority or preference over any other Share of the same Series with respect to dividends or distributions of the Trust or otherwise. All dividends and distributions shall be made ratably among all Shareholders of a Series from the assets held with respect to such Series according to the number of Shares of such Series held of record by such Shareholders on the record date for any dividend or distribution or on the date of termination of the Trust, as the case may be.

VOTING AND APPROVALS
Under the Declaration of Trust, Shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion.

The Securities Depository; Book-Entry-Only System; Global Security

DTC will act as securities depository for the Shares. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of DTC Participants and to facilitate the clearance and settlement of transactions in such securities among the DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC is expected to agree with and represent to the DTC Participants that it will administer its Book-Entry System in accordance with its rules and bylaws and the requirements of law.

Individual certificates will not be issued for the Shares. Instead, one or more global certificates will be signed by the Administrator and the Sponsor on behalf of the Fund, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Administrator on behalf of DTC. The global certificates will evidence all of the Shares outstanding at any time. The representations, undertakings and agreements made on the part of the Fund in the global certificates are made and intended for the purpose of binding only the Fund and not the Administrator or the Sponsor individually.

Upon the settlement date of any creation, transfer or redemption of Shares, DTC will credit or debit, on its book-entry registration and transfer system, the amount of the Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Administrator and the Authorized Participants will designate the accounts to be credited and charged in the case of creation or redemption of Shares.

Beneficial ownership of the Shares will be limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC (with respect to DTC Participants), the records of DTC Participants (with respect to Indirect Participants), and the records of Indirect Participants (with respect to Shareholders that are not DTC Participants or Indirect Participants). Shareholders are expected to receive from or through the DTC Participant maintaining the account through which the Shareholder has purchased their Shares a written confirmation relating to such purchase.

Shareholders that are not DTC Participants may transfer the Shares through DTC by instructing the DTC Participant or Indirect Participant through which the Shareholders hold their Shares to transfer the Shares. Shareholders that are DTC Participants may transfer the Shares by instructing DTC in accordance with the rules of DTC. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Creation Units and/or the Shares by giving notice to the Administrator and the Sponsor. Under such circumstances, the Administrator and the Sponsor will either find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, terminate the Fund.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the Shares can only be held in book-entry form through DTC and DTC Participants, investors must rely on DTC, DTC Participants and any other financial intermediary through which they hold the Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about procedures and requirements for securities held in book-entry form through DTC.

Determination of NAV

The NAV is computed based upon the total value of the assets of the Fund (i.e., gold and cash) less its liabilities. To determine the Fund’s NAV, the Administrator will value the gold bullion held by the Fund on the basis of the LBMA Gold Price PM as published by the IBA. IBA operates electronic auctions for spot, unallocated loco London gold, providing a market-based platform for buyers and sellers to trade. The auctions are run at 10:30 a.m. and 3:00 p.m. London time for gold. The final auction prices are published to the market as the LBMA Gold Price AM and the LBMA Gold Price PM, respectively. The Administrator will calculate the NAV on each day NYSE Arca is open for regular trading, at the earlier LBMA Gold Price PM for the day or 12:00 PM New York time. If no LBMA Gold Price (AM or PM) is made on a particular evaluation day or if the LBMA Gold Price PM has not been announced by 12:00 PM New York time on a particular evaluation day, the next most recent LBMA Gold Price AM or PM will be used in the determination of the NAV, unless the Sponsor determines that such price is inappropriate to use as the basis for such determination.

Once the value of the gold bullion has been determined, the Administrator subtracts all estimated accrued expenses and other liabilities of the Fund from the total value of the gold bullion and any cash of the Fund. The resulting figure is the NAV. The Administrator determines the NAV per Share by dividing the NAV of the Fund by the number of Shares outstanding as of the close of trading on NYSE Arca.

Creations and Redemptions

The Fund creates and redeems Shares from time to time, but only in one or more Creation Units (a Creation Unit equals a block of 50,000 Shares). The creation and redemption of Creation Units is only made in exchange for the delivery to the Fund or the distribution by the Fund of the amount of gold bullion represented by the Creation Units being created or redeemed. The amount of gold bullion required to be delivered to the Fund in connection with any creation, or paid out upon redemption, is based on the combined NAV of the number of Shares included in the Creation Units being created or redeemed as determined on the day the order to create or redeem Creation Units is properly received and accepted. The standard settlement cycle for most broker-dealer securities transactions is two business days, T+2 (the trade date plus two business days).

Authorized Participants are the only persons that may place orders to create and redeem Creation Units. To become an Authorized Participant, a person must enter into a Participant Agreement with the Sponsor and the Administrator. The Participant Agreement and the related procedures attached thereto may be amended by the Administrator and the Sponsor without the consent of any Shareholder or Authorized Participant. Authorized Participants who make deposits with the Fund in exchange for Creation Units receive no fees, commissions or other form of compensation or inducement of any kind from either the Sponsor or the Fund, and no such person has any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of Shares.

The initial Authorized Participant is a statutory underwriter under Section 2(a)(11) of the Securities Act. Authorized Participants are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus- delivery and liability provisions of the Securities Act, as described in the section “Plan of Distribution.”

Prior to initiating any creation or redemption order, an Authorized Participant must have an existing unallocated account with a LPMCL clearing bank identified by the Authorized Participant to the Custodian and the Sponsor, or an agreement with the Custodian itself establishing an unallocated account in London. An unallocated account is an account with a bullion dealer, which may also be a bank, to which a fine weight amount of gold bullion is credited. Transfers to or from an unallocated account are made by crediting or debiting the number of ounces of gold bullion being deposited or withdrawn. The account holder is entitled to direct the bullion dealer to deliver an amount of physical gold bullion equal to the amount of gold bullion standing to the credit of the unallocated account holder. Gold bullion held in an unallocated account is not segregated from the Custodian’s assets. The account holder therefore has no ownership interest in any specific bars of gold bullion that the bullion dealer holds or owns. The account holder is an unsecured creditor of the bullion dealer, and credits to an unallocated account are at risk of the bullion dealer’s insolvency, in which event it may not be possible for a liquidator to identify any gold bullion held in an unallocated account as belonging to the account holder rather than to the bullion dealer.

Certain Authorized Participants are able to participate directly in the gold bullion market and the gold futures market. In some cases, an Authorized Participant may from time to time acquire gold from or sell gold to its affiliated gold trading desk, which may profit in these instances. The Sponsor believes that the size and operation of the gold bullion market make it unlikely that an Authorized Participant’s direct activities in the gold or securities markets will impact the price of gold or the price of the Shares. Authorized Participants must be DTC Participants and must be registered as broker- dealers under the Exchange Act, and regulated by FINRA, or must be exempt from being or otherwise must not be required to be so regulated or registered, and must be qualified to act as brokers or dealers in the states or other jurisdictions where the nature of their business so requires. Each Authorized Participant will have its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own business and the regulatory regime applicable thereto.

Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Creation Units. An order for one or more Creation Units may be placed by an Authorized Participant on behalf of multiple clients. Persons interested in purchasing Creation Units should contact the Sponsor or the Administrator to obtain the contact information for the Authorized Participants. Shareholders who are not Authorized Participants will only be able to redeem their Shares through an Authorized Participant.

All gold bullion must be delivered by Authorized Participants to the Fund and distributed by the Fund in unallocated form through credits and debits between Authorized Participants’ unallocated accounts and the Fund Unallocated Account. All gold represented by a credit to any unallocated account represents a right to receive a specified quantity of fine ounces of gold.

Under the Participant Agreement with respect to each Authorized Participant, the Sponsor has agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the Securities Act, and to contribute to the payments the Authorized Participants may be required to make in respect of those liabilities.

The following description of the procedures for the creation and redemption of Creation Units is only a summary and investors should review the description of the procedures for the creation and redemption of Creation Units set forth in the Declaration of Trust, the Administration Agreement and the form of Participant Agreement, each of which has been filed as an exhibit to this registration statement of which this Prospectus is a part.

CREATION PROCEDURES
On any Business Day, an Authorized Participant may place an order with the Administrator to create one or more Creation Units. Purchase orders must be placed with the Administrator no later than 3:59:59 p.m. New York time. The day on which the Administrator receives a valid purchase order is the purchase order date. Prior to the delivery of Creation Units for a purchase order, the Authorized Participant must also have wired to the Administrator the non-refundable transaction fee due for the purchase order.

DETERMINATION OF REQUIRED DEPOSITS
The total deposit required to create each Creation Unit, or a “Creation Unit Gold Delivery Amount,” is an amount of gold and cash, if any, that is in the same proportion to the total assets of the Fund (net of estimated accrued expenses and other liabilities) on the date the order to purchase is properly received as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the date the order is received.

DELIVERY OF REQUIRED DEPOSITS
An Authorized Participant who places a purchase order is responsible for transferring the Creation Unit Gold Delivery Amount to the Fund Unallocated Account on the second Business Day in London following the purchase order date. Upon receipt of the Creation Unit Gold Delivery Amount, the Administrator will direct DTC to credit the number of Creation Units ordered to the Authorized Participant’s DTC account. The expense and risk of delivery, ownership and safekeeping of gold bullion until such gold bullion has been received by the Fund will be borne solely by the Authorized Participant.
The Custodian transfers the Creation Unit Gold Delivery Amount from the Fund Unallocated Account to the Fund Allocated Account by allocating to the Fund Allocated Account specific bars of gold which the Custodian holds, or instructing a sub-custodian to allocate specific bars of gold held by or for the sub-custodian. As noted above, the Custodian will, on a best efforts basis and subject to available liquidity, seek to allocate post-2012 gold to the Fund Allocated Account. Gold bullion held in the Fund’s allocated account is the property of the Fund and is not traded, leased or loaned under any circumstances.

The Custodian will use reasonable commercial efforts to minimize the amount of gold bullion held in the Fund Unallocated Account at all times during each London business day; however, all Shareholders will be exposed to the risks of unallocated gold bullion until the Custodian completes the allocation process. See “Risk Factors — gold bullion held in the Fund’s unallocated gold bullion account and any Authorized Participant’s unallocated gold bullion account will not be segregated from the Custodian’s assets.”

REJECTION OF PURCHASE ORDERS
The Fund has the right, but not the obligation, to reject a purchase order if (i) the order is not in proper form as described in the Participant Agreement, (ii) the fulfillment of the order, in the opinion of its counsel, might be unlawful, (iii) if the Fund determines that acceptance of the order from an Authorized Participant would expose the Fund to credit risk; or (iv) circumstances outside the control of the Administrator, the Sponsor or the Custodian make the purchase, for all practical purposes, not feasible to process.

REDEMPTION PROCEDURES
The procedures by which an Authorized Participant can redeem one or more Creation Units mirror the procedures for the creation of Creation Units. On any Business Day, an Authorized Participant may place an order with the Administrator to redeem one or more Creation Units. Redemption orders must be placed with the Administrator no later than 3:59:59 p.m. New York time. A redemption order so received is effective on the date it is received in satisfactory form by the Administrator. The day on which the Administrator receives a valid redemption order is the redemption order date.

DETERMINATION OF REDEMPTION DISTRIBUTION
The redemption distribution from the Fund consists of a credit to the redeeming Authorized Participant’s unallocated account in the amount of the Creation Unit Gold Delivery Amount.  The Creation Unit Gold Delivery Amount for redemptions is the number of ounces of gold held by the Fund to be paid out upon redemption of a Creation Unit.  The Sponsor anticipates that in the ordinary course of the Fund’s operations there will be no cash distributions made to Authorized Participants upon redemptions.

DELIVERY OF REDEMPTION DISTRIBUTION
The redemption distribution due from the Fund is delivered to the Authorized Participant on the second Business Day following the redemption order date if, by 10:00 A.M. New York time on such second Business Day, the Administrator’s DTC account has been credited with the Creation Units to be redeemed.

The Custodian will transfer the redemption amount from the Fund Allocated Account to the Fund Unallocated Account and, thereafter, to the redeeming Authorized Participant’s unallocated account. The Authorized Participant and the Fund are each at risk in respect of gold bullion credited to their respective unallocated accounts in the event of the Custodian’s insolvency. See “Risk Factors — Gold held in the Fund’s unallocated Gold account and any Authorized Participant’s unallocated Gold account will not be segregated from the Custodian’s assets.”

SUSPENSION OR REJECTION OF REDEMPTION ORDERS
The Fund may, in its discretion, and will when directed by the Sponsor, suspend the right of redemption, or postpone the redemption settlement date: (1) for any period during which NYSE Arca is closed other than customary weekend or holiday closings, or trading on NYSE Arca is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of gold bullion is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders.

The Fund has the right, but not the obligation, to reject a redemption order if (i) the order is not in proper form as described in the Participant Agreement, (ii) the fulfillment of the order, in the opinion of its counsel, might be unlawful, (iii) if the Fund determines that acceptance of the order from an Authorized Participant would expose the Fund to credit risk, or (iv) circumstances outside the control of the Administrator, the Sponsor or the Custodian make the redemption, for all practical purposes, not feasible to process.

The Sponsor will not be liable to any person or liable in any way for any loss or damages that may result from any such suspension, postponement or rejection.

CREATION AND REDEMPTION TRANSACTION FEE
An Authorized Participant is required to pay a transaction fee of $[___] per order to create or redeem Creation Units. An order may include multiple Creation Units. The transaction fee may be changed from time to time at the sole discretion of the Sponsor and upon written notice to the Authorized Participant, which notice may be provided by disclosure in the Fund’s Prospectus. In addition, the Sponsor may waive the transaction fee on the creation or redemption of Creation Units for one or more Authorized Participants from time to time in its sole discretion. For example, the Sponsor may determine to waive the transaction fees for the Fund when the Sponsor believes that such waiver is in the best interest of the Fund. When determining whether to waive transaction fees, the Sponsor may consider a number of factors including, but not limited to, whether waiving the fee will facilitate the launch of the Fund or improve the quality of the secondary trading market for the Shares.  The Sponsor will notify Authorized Participants of any change in this plan.

TAX RESPONSIBILITY
Authorized Participants are responsible for any transfer tax, sales or use tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of Creation Units, regardless of whether such tax or charge is imposed directly on the Authorized Participants, and agree to indemnify the Sponsor, the Administrator and the Fund if they are required by law to pay any such tax, together with any applicable penalties, additions to tax or interest thereon.

LIABILITY
No Shareholder of the Fund shall be subject in such capacity to any personal liability whatsoever to any person in connection with the Fund’s property or the acts, obligations or affairs of the Fund. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law.

TRADING OF FUND SHARES

The Fund’s Shares will be listed on NYSE Arca under the ticker symbol [TICKER]. The Fund’s Shares may be bought and sold in the secondary market throughout the trading day like other publicly traded securities. While the Fund’s Shares are issued in Creation Units at NAV, Shares traded in the secondary market may trade at prices that are lower or higher than their NAV per Share. The amount of the discount or premium in the trading price relative to the NAV per Share is a function of supply and demand, among other things, and may be influenced by non-concurrent trading hours between NYSE Arca and the COMEX, London, Zurich and Singapore. While the Shares will trade on NYSE Arca until 4:00 p.m. New York time, liquidity in the global gold market will be reduced after the close of the COMEX at 1:30 p.m. New York time. As a result, after 1:30 p.m. New York time, trading spreads, and the resulting premium or discount, on the Shares may widen.

Most retail investors purchase and sell Shares through traditional brokerage or other intermediary accounts. Purchases or sales of Shares in the secondary market, which will not involve the Fund, may be subject to customary brokerage commissions. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

Payments to Financial Intermediaries. The Sponsor, Marketing Agent, and/or their affiliates may enter into contractual arrangements with certain broker-dealers and other financial intermediaries that the Sponsor, Marketing Agent and/or their affiliates believe may benefit the Fund. Pursuant to such arrangements, the Sponsor, Marketing Agent and/or their affiliates may provide cash payments or non-cash compensation to intermediaries for certain activities related to the Fund. Such payments are designed to make registered representatives and other professionals more knowledgeable about exchange-traded products (“ETPs”), including the Fund, or for other activities, such as participating in marketing activities and presentations, educational training programs, conferences, data collection and provision, technology support, the development of technology platforms and reporting systems. The Sponsor, Marketing Agent and/or their affiliates may also pay intermediaries for certain printing, publishing and mailing costs associated with the Fund or materials relating to ETPs/ETFs in general. In addition, the Sponsor, Marketing Agent and/or their affiliates may make payments to intermediaries that make Fund Shares available to their clients or for otherwise promoting the Fund. Payments of this type are sometimes referred to as revenue-sharing payments. Any payments made pursuant to such arrangements may vary in any year and may be different for different intermediaries. In certain cases, the payments described in the preceding sentence may be subject to certain minimum payment levels.

Any payments described above by the Sponsor, Marketing Agent and/or their affiliates will be made from their own assets and not from the assets of the Fund. Although a portion of the Sponsor’s revenue comes directly or indirectly in part from fees paid by the Fund, payments to financial intermediaries are not financed by the Fund and therefore do not increase the price paid by investors for the purchase of Shares of, or the cost of owning, the Fund or reduce the amount received by a shareholder as proceeds from the redemption of Fund Shares. As a result, such payments are not reflected in the description of the Fund’s fees and expenses. The Sponsor periodically assesses the advisability of continuing to make these payments. Payments to a financial intermediary may be significant to that intermediary, and amounts that intermediaries pay to your adviser, broker or other investment professional, if any, may also be significant to such adviser, broker or investment professional. Because an intermediary may make decisions about what investment options it will make available or recommend, and what services to provide in connection with various products, based on payments it receives or is eligible to receive, such payments create conflicts of interest between the intermediary and its clients. For example, these financial incentives may cause the intermediary to recommend the Fund over other investments. The same conflict of interest exists with respect to your financial adviser, broker or investment professionals if he or she receives similar payments from his or her intermediary firm. Please contact your salesperson, adviser, broker or other investment professional for more information regarding any such payments or financial incentives his or her intermediary firm may receive. Any payments made, or financial incentives offered, by the Sponsor, Marketing Agent and/or their affiliates made to an intermediary may create the incentive for the intermediary to encourage customers to buy Shares of the Fund.

United States Federal Tax Consequences

The following discussion of the material United States federal income tax consequences that generally apply to the purchase, ownership and disposition of Shares by a “U.S. Shareholder” (as defined below), and certain United States federal income, gift and estate tax consequences that may apply to an investment in Shares by a “Non-U.S. Shareholder” (as defined below). The discussion below is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code and judicial and administrative interpretations of the Code, all as in effect on the date of this Prospectus; no assurance can be given that future legislation, regulations, court decisions and/or administrative pronouncements will not significantly change applicable law and materially affect the conclusions expressed herein, and any such change, even though made after a Shareholder has invested in the Fund, could be applied retroactively.

The tax treatment of Shareholders may vary depending upon their own particular circumstances. Certain Shareholders — including banks, thrift institutions and certain other financial institutions, insurance companies, tax-exempt organizations, brokers and dealers in securities or currencies, certain securities traders, persons holding Shares as a position in a “hedging,” “straddle,” “conversion” or “constructive sale” transaction (as those terms are defined in the authorities mentioned above), qualified pension and profit-sharing plans, individual retirement accounts (IRAs), certain other tax- deferred accounts, U.S. expatriates, persons whose “functional currency” is not the U.S. dollar, persons subject to the federal alternative minimum tax, non-U.S. Shareholders (except as specifically provided under “Income Taxation of Non-U.S. Shareholders” and “Estate and Gift Tax Considerations for Non-U.S. Shareholders” below) and other Shareholders with special circumstances — may be subject to special rules not discussed below. In addition, the following discussion applies only to investors who hold Shares as “capital assets” within the meaning of Code section 1221. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to an investor in light of its particular circumstances.
Moreover, the discussion below does not address the effect of any state, local or foreign tax law on an owner of Shares. Purchasers of Shares are urged to consult their own tax advisors with respect to all federal, state, local and foreign tax law considerations potentially applicable to their investment in Shares.

For purposes of this discussion, a “U.S. Shareholder” is a Shareholder that is:
•	An individual who is treated as a citizen or resident of the United States for U.S. federal income tax purposes;
•	An entity treated as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof;
•	An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A Shareholder that is not a U.S. Shareholder as defined above is generally considered a “Non-U.S. Shareholder” for purposes of this discussion. For United States federal income tax purposes, the treatment of any beneficial owner of an interest in a partnership, or any other entity treated as a partnership for United States federal income tax purposes, will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in partnerships are urged to consult their tax advisors about the United States federal income tax consequences of purchasing, owning and disposing of Shares.

TAXATION OF THE FUND
The Fund will be treated as a “grantor trust” for federal income tax purposes. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with that treatment, and it is possible that the IRS or another tax authority could assert a position contrary thereto and that a court could sustain that contrary position. If the Fund were found not to be taxable as a “grantor trust,” the Sponsor would likely terminate and liquidate the Fund. The balance of this disclosure assumes that the Fund will be treated as a “grantor trust” for U.S. federal income tax purposes.

As a “grantor trust” for U.S. federal income tax purposes, neither the Trust nor the Fund itself will pay U.S. federal income tax. Instead, the income and expenses of the Fund “flow through” to the Fund’s Shareholders, and the Administrator will report the Fund’s income, gains, losses and deductions to the IRS on that basis.

TAXATION OF U.S. SHAREHOLDERS
Shareholders generally will be treated, for U.S. federal income tax purposes, as if they directly owned a pro rata share of the underlying assets held in the Fund. Shareholders also will be treated as if they directly received their respective pro rata shares of the Fund’s income, if any, regardless of whether they receive any distributions from the Fund. Shareholders will also be treated as if they directly incurred their respective pro rata shares of the Fund’s expenses. In the case of a Shareholder that purchases Shares for cash, its initial tax basis in its pro rata share of the assets held in the Fund at the time it acquires its Shares will be equal to its cost of acquiring the Shares. In the case of a Shareholder that acquires its Shares by delivering gold bullion to the Fund, the delivery of gold bullion to the Fund in exchange for the underlying gold bullion represented by the Shares will not be a taxable event to the Shareholder, and the Shareholder’s tax basis and holding period for the Shareholder’s pro rata share of the gold bullion held in the Fund will be the same as its tax basis and holding period for the gold bullion delivered in exchange therefor. For purposes of this discussion, it is assumed that all of a Shareholder’s Shares are acquired on the same date, at the same price per Share and, except where otherwise noted, that the sole asset of the Fund is gold bullion.

When the Fund sells gold bullion, for example to pay expenses, a Shareholder generally will recognize gain or loss in an amount equal to the difference between (1) the Shareholder’s pro rata share of the amount realized by the Fund upon the sale and (2) the Shareholder’s tax basis for its pro rata share of the gold bullion that was sold, which gain or loss will generally be long-term or short-term capital gain or loss, depending upon whether the Shareholder is treated as having held its share of the gold bullion that was sold for more than one year. A Shareholder’s tax basis for its share of any gold bullion sold by the Fund generally will be determined by multiplying the Shareholder’s total tax basis for its share of all of the gold bullion held in the Fund immediately prior to the sale by a fraction, the numerator of which is the amount of gold bullion sold and the denominator of which is the total amount of the gold bullion held in the Fund immediately prior to the sale. After any such sale, a Shareholder’s tax basis for its pro rata share of the gold bullion remaining in the Fund will be equal to its tax basis for its share of the total amount of the gold bullion held in the Fund immediately prior to the sale, less the portion of such basis allocable to the Shareholder’s share of the gold bullion that was sold.

Upon a Shareholder’s sale of some or all of its Shares, the Shareholder will be treated as having sold the portion of its pro rata share of the gold bullion held in the Fund at the time of the sale that is attributable to the Shares sold. Accordingly, the Shareholder generally will recognize gain or loss on the sale in an amount equal to the difference between (1) the amount realized pursuant to the sale of the Shares, and (2) the Shareholder’s tax basis for the portion of its pro rata share of the gold bullion held in the Fund at the time of sale that is attributable to the Shares sold, as determined in the manner described in the preceding paragraph.

A redemption of some or all of a Shareholder’s Shares in exchange for the underlying gold bullion represented by the Shares redeemed generally will not be a taxable event to the Shareholder. The Shareholder’s tax basis for the gold bullion received in the redemption generally will be the same as the Shareholder’s tax basis for the portion of its pro rata share of the gold bullion held in the Fund immediately prior to the redemption that is attributable to the Shares redeemed. The Shareholder’s holding period with respect to the gold bullion received should include the period during which the Shareholder held the Shares redeemed. A subsequent sale of the gold bullion received by the Shareholder will be a taxable event for U.S. federal income tax purposes, unless a nonrecognition provision of the Code applies to such sale.

After any sale or redemption of less than all of a Shareholder’s Shares, the Shareholder’s tax basis for its pro rata share of the gold bullion held in the Fund immediately after such sale or redemption generally will be equal to its tax basis for its share of the total amount of the gold bullion held in the Fund immediately prior to the sale or redemption, less the portion of such basis which is taken into account in determining the amount of gain or loss recognized by the Shareholder upon such sale or, in the case of a redemption, which is treated as the basis of the gold bullion received by the Shareholder in the redemption.

As noted above, the foregoing discussion assumes that all of a Shareholder’s Shares were acquired on the same date and at the same price per Share. If a Shareholder owns multiple lots of Shares (i.e., Shares acquired on different dates and/or at different prices), it is uncertain whether the Shareholder may use the “specific identification” rules that apply under Treas. Reg. Sec. 1.1012-1(c) in the case of sales of shares of stock, in determining the amount, and the long-term or short-term character, of any gain or loss recognized by the Shareholder upon the sale of gold bullion by the Fund, upon the sale of any Shares by the Shareholder, or upon the sale by the Shareholder of any gold bullion received by it upon the redemption of any of its Shares. The IRS could take the position that a Shareholder has a blended tax basis and holding period for its pro rata share of the underlying gold bullion in the Fund. Shareholders that hold multiple lots of Shares, or that are contemplating acquiring multiple lots of Shares, are urged to consult their own tax advisors as to the determination of the tax basis and holding period for the underlying gold bullion related to such Shares.

MAXIMUM 28% LONG-TERM CAPITAL GAINS TAX RATE FOR NON-CORPORATE U.S. SHAREHOLDERS
Under current federal income tax law, gains recognized by non-corporate U.S. Shareholders from the sale of “collectibles,” including gold bullion, held for more than one year are taxed at a maximum rate of 28%, rather than the 20% rate applicable to most other long-term capital gains. For these purposes, gain recognized by a non-corporate U.S. Shareholder upon the sale of an interest in a trust that holds collectibles is treated as gain recognized on the sale of collectibles, to the extent that the gain is attributable to unrealized appreciation in value of the collectibles held by the trust. Therefore, any gain recognized by a non-corporate U.S. Shareholder attributable to a sale of Shares held for more than one year, or attributable to the Fund’s sale of any gold bullion which the Shareholder is treated (through its ownership of Shares) as having held for more than one year, generally will be taxed at a maximum U.S. federal income tax rate of 28%; if the Shares or gold bullion sold is held (or treated as held) for one year or less, then any such gain so recognized would be taxed for U.S. federal income tax purposes at the same rate at which ordinary income is taxed.

3.8% TAX ON NET INVESTMENT INCOME
Certain U.S. Shareholders who are individuals are required to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes dividends, interest, and net gains from the disposition of investment property. This tax is in addition to any regular U.S. federal income tax due on such investment income. A similar tax will apply to certain shareholders that are estates or trusts. U.S. Shareholders are urged to consult their tax advisors regarding the effect, if any, this law may have on an investment in the Shares.

BROKERAGE FEES AND FUND EXPENSES
Any brokerage or other transaction fee incurred by a Shareholder in purchasing Shares will be treated as part of the Shareholder’s tax basis in the underlying assets of the Fund. Similarly, any brokerage fee incurred by a Shareholder in selling Shares will reduce the amount realized by the Shareholder with respect to the sale.

Shareholders will be required to recognize gain or loss upon a sale of gold bullion by the Fund (as discussed above), even though some or all of the proceeds of such sale are used by the Administrator to pay the Fund’s expenses. Shareholders may deduct their respective pro rata shares of each expense incurred by the Fund to the same extent as if they directly incurred the expense. Shareholders who are individuals, estates or trusts, however, may be required to treat some or all of the expenses of the Fund as miscellaneous itemized deductions. Individuals may not deduct miscellaneous itemized deductions for tax years beginning after December 31, 2017 and before January 1, 2026. For tax years beginning before January 1, 2018 and after December 31, 2025, individuals may deduct certain miscellaneous itemized deductions only to the extent they exceed 2% of adjusted gross income. In addition, such deductions may be subject to phase-outs and other limitations under applicable provisions of the Code.

INVESTMENT BY U.S. TAX-EXEMPT SHAREHOLDERS
U.S. Tax-Exempt Shareholders are subject to United States federal income tax only on their unrelated business taxable income (“UBTI”). Unless they incur debt in order to purchase Shares, it is expected that U.S. Tax-Exempt Shareholders should not realize UBTI in respect of income or gains from the Shares. U.S. Tax-Exempt Shareholders are urged to consult their own independent tax advisors regarding the United States federal income tax consequences of holding Shares in light of their particular circumstances.

INVESTMENT BY REGULATED INVESTMENT COMPANIES
Mutual funds and other investment vehicles which are taxed as “regulated investment companies” within the meaning of section 851 of the Code are strongly urged to consult with their tax advisors concerning the likelihood that an investment in Shares will affect their qualification as a “regulated investment company.”

INVESTMENT BY CERTAIN RETIREMENT PLANS
Code section 408(m) provides that the acquisition of a “collectible” by an IRA, or a participant-directed account maintained under any plan that is tax- qualified under Code section 401(a), is treated as a taxable distribution from the account to the owner of the IRA, or to the participant for whom the plan account is maintained, of an amount equal to the cost to the account of acquiring the collectible. The IRS has issued private letter rulings to taxpayers, including an affiliate of the Sponsor, concluding that the purchase of shares in trusts similar to the Fund by an IRA owner or plan participant will not constitute the acquisition of a collectible or be treated as resulting in a taxable distribution to the IRA owner or plan participant under Code section 408(m).  Private letter rulings are only binding on the IRS with respect to the taxpayer to which they are issued. The Fund has neither requested nor obtained such a private letter ruling. IRA owners and plan participants are strongly urged to consult with their tax advisors before directing any such accounts to invest in the Shares.

However, if any of the shares so purchased are distributed from an IRA or plan account to the IRA owner or plan participant, or if any gold received by such IRA or plan account upon the redemption of any of shares purchased by it is distributed (or treated as distributed under Code section 408(m)) to the IRA owner or plan participant, the shares or gold so distributed will be subject to federal income tax in the year of distribution, to the extent provided under the applicable provisions of Code section 408(d), 408(m) or 402. See also “ERISA and Related Considerations.”

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING FOR U.S. AND NON-U.S. SHAREHOLDERS
The Administrator will file certain information returns with the IRS, and provide certain tax-related information to Shareholders, in connection with the Fund. The Administrator will make information available that will enable brokers and custodians through which investors hold Shares to prepare and, if required, to file certain information returns (e.g., Form 1099) with the IRS. To the extent required by applicable regulations, each Shareholder will be provided with information regarding its allocable portion of the Fund’s annual income, expenses, gains and losses (if any).

A Shareholder may be subject to U.S. backup withholding tax in certain circumstances unless the Shareholder provides its taxpayer identification number and complies with certain certification procedures. Non-U.S. Shareholders may have to comply with certification procedures to establish that they are not U.S. persons, and some Non-U.S. Shareholders will be required to meet certain information reporting or certification requirements imposed by the Foreign Account Tax Compliance Act (“FATCA”), in order to avoid certain information reporting and backup withholding tax requirements.

The amount of any backup withholding will be allowed as a credit against a Shareholder’s U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is furnished to the IRS.

ESTATE AND GIFT TAX CONSIDERATIONS FOR NON-U.S. SHAREHOLDERS
Under the U.S. federal tax law, individuals who are neither citizens nor residents (as determined for federal estate and gift tax purposes) of the United States are subject to estate tax on all property that has a U.S. “situs.” Shares may well be considered to have a U.S. situs for these purposes. If they are, then Shares would be includible in the U.S. federal gross estate of an individual Non-U.S. Shareholder. Currently, U.S. federal estate tax is imposed at rates of up to 40% of the fair market value of the taxable estate. The U.S. federal estate tax rate is subject to change in future years. In addition, the U.S. federal “generation- skipping transfer tax” may apply in certain circumstances. The estate of an individual Non-U.S Shareholder who is resident in a country that has an estate tax treaty with the United States may be entitled to benefit from such treaty.

For individual Non-U.S Shareholders, the U.S. federal gift tax generally applies only to gifts of tangible personal property or real property having a U.S. situs. Tangible personal property (including gold) has a U.S. situs if it is physically located in the United States. Although the matter is not settled, it appears that ownership of Shares should not be considered ownership of the underlying gold for this purpose, even to the extent that gold was held in custody in the United States. Instead, Shares should be considered intangible property, and therefore they should not be subject to U.S. federal gift tax if transferred during the holder’s lifetime. individual Non-U.S Shareholders are urged to consult their tax advisors regarding the possible application of U.S. estate, gift and generation-skipping transfer taxes in their particular circumstances.

TAXATION IN JURISDICTIONS OTHER THAN THE UNITED STATES
Prospective purchasers of Shares that are based in or acting out of a jurisdiction other than the United States are advised to consult their tax advisors as to the tax consequences, under the laws of such jurisdiction (or any other jurisdiction not being the United States to which they are subject), of their purchase, holding, sale and redemption of or any other dealing in Shares and, in particular, as to whether any value added tax, other consumption tax or transfer tax is payable in relation to such purchase, holding, sale, redemption or other dealing.

ERISA and Related Considerations

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and/or Code section 4975 impose certain requirements on certain employee benefit plans and certain other plans and arrangements, including individual retirement accounts and annuities, Keogh plans, and certain commingled investment vehicles or insurance company general or separate accounts in which such plans or arrangements are invested (collectively, “Plans”), and on persons who are fiduciaries with respect to the investment of “plan assets” of a Plan.

Government plans and some church plans are not subject to the fiduciary responsibility provisions of ERISA or the provisions of section 4975 of the Code, but may be subject to substantially similar rules under other federal law, or under state or local law (“Other Law”). Fiduciaries of any such plans are advised to consult with their counsel prior to an investment in the Shares.

In contemplating an investment of a portion of Plan assets in Shares, the Plan fiduciary responsible for making such investment should carefully consider, taking into account the facts and circumstances of the Plan and the “Risk Factors” discussed above and whether such investment is consistent with its fiduciary responsibilities under ERISA, including, but not limited to: (1) whether the investment is permitted under the Plan’s governing documents, (2) whether the fiduciary has the authority to make the investment, (3) whether the investment is consistent with the Plan’s funding objectives, (4) the tax effects of the investment on the Plan, and (5) whether the investment is prudent considering the factors discussed in this Prospectus. The fiduciary of a Plan subject to Other Law should determine that an investment in Shares complies with the terms of such Plan and with applicable Other Law.

Section 406 of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Plan and persons who have certain specified relationships to the Plan, including fiduciaries and other service providers to the Plan, and certain affiliates of those persons. These persons are known as “parties in interest” under ERISA and “disqualified persons” under Section 4975 of the Code. If the Trust, the Trustee, the Sponsor, the Custodian, the underwriter or any of their respective affiliates is a party in interest or a disqualified person to a Plan, the acquisition and/or holding of interests in the Trust by that Plan may be or may result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless an exemption applies. Plan fiduciaries should talk to their advisors about the prohibited transaction rules and exemptions. There can be no assurance that any of the exemptions will be available with respect to an investment in the Shares. Plan fiduciaries should not invest in the Shares unless they have concluded that no non-exempt prohibited transactions will result from such investment. Plan fiduciaries should consult their own legal advisors as to whether an investment in the Shares could result in liability under ERISA, the Code or Other Law.

It is anticipated that the Shares will constitute “publicly offered securities” as defined in the Department of Labor “Plan Asset Regulations,” Sec.2510.3-101 (b)(2) as modified by section 3(42) of ERISA. Accordingly, for purposes of applying the fiduciary responsibility and prohibited transaction rules of ERISA and the Code, Shares purchased by a Plan should be treated as assets of the Plan, and not an interest in the underlying assets held in the Trust represented by the Shares.

Plans that purchase the Shares will be deemed to have represented, warranted and agreed that (i) none of the Trust, the Trustee, the Sponsor, the Custodian or any of their respective affiliates has provided any investment recommendation or investment advice to the Plan (including plans subject to Other Law), or any fiduciary or other person investing on behalf of the Plan (including plans subject to Other Law) or who otherwise has discretion or control over the investment and management of “plan assets” (“Plan Fiduciary”), on which either the Plan or such plan or Plan or other plan Fiduciary has relied in connection with the decision to purchase the Shares, (ii) the Trust, the Trustee, the Sponsor, the Custodian or any of their respective affiliates are not otherwise acting as a “fiduciary,” as that term is defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Code or as may otherwise be defined under Other Law, to the Plan or other plan or Plan or other plan Fiduciary in connection with the Plan’s or other plan’s purchase of the Shares, and (iii) the Plan or other plan Fiduciary is exercising its own independent judgment in evaluating the transaction.

The Declaration of Trust

The Trust operates under the terms of the Declaration of Trust, dated as of [___], 202_, between the Sponsor and the Trustee. A copy of the Declaration of Trust is available for inspection at the Trust’s office. [The following is a description of the material terms of the Declaration of Trust.]

THE SPONSOR
This section summarizes some of the important provisions of the Declaration of Trust which apply to the Sponsor. For a general description of the Sponsor’s role concerning the Trust, see the section “Prospectus Summary — The Sponsor.”

Liability of the Sponsor and indemnification
The Sponsor will not be liable to the Trust, the Trustee or any Shareholder for any action taken or for refraining from taking any action in good faith, or for errors in judgment or for depreciation or loss incurred by reason of the sale of any gold bullion or other assets of the Fund or the Trust. However, the preceding liability exclusion will not protect the Sponsor against any liability resulting from its own gross negligence, bad faith, or willful misconduct.

The Sponsor and each of its shareholders, members, directors, officers, employees, affiliates and subsidiaries will be indemnified by the Trust and held harmless against any losses, liabilities or expenses incurred in the performance of its duties under the Declaration of Trust without gross negligence, bad faith, or willful misconduct. The Sponsor may rely in good faith on any paper, order, notice, list, affidavit, receipt, evaluation, opinion, endorsement, assignment, draft or any other document of any kind prima facie properly executed and submitted to it by the Trustee, the Trustee’s counsel or by any other person for any matters arising under the Declaration of Trust. The Sponsor shall in no event be deemed to have assumed or incurred any liability, duty, or obligation to any Shareholder or to the Trustee other than as expressly provided for in the Declaration of Trust. Such indemnity includes payment from the Trust of the costs and expenses incurred in defending against any indemnified claim or liability under the Declaration of Trust.

THE TRUSTEE
This section summarizes some of the important provisions of the Declaration of Trust which apply to the Trustee. For a general description of the Trustee’s role concerning the Trust, see the section “Prospectus Summary — The Trustee.”

Liability of the Trustee and indemnification
The Trustee will not be liable or accountable to the Trust or any other person or under any agreement to which the Trust or any series of the Trust is a party, except for a Trustee’s breach of its obligations pursuant to the Declaration of Trust or its own willful misconduct, bad faith or gross negligence. The Trustee and each of its officers, affiliates, directors, employees, and agents will be indemnified by the Trust from and against any losses, claims, taxes, damages, reasonable expenses, and liabilities incurred with respect to the creation, operation or termination of the Trust, the execution, delivery or performance of the Declaration of Trust or the transactions contemplated thereby; provided that the indemnified party acted without willful misconduct, bad faith or gross negligence.

Duties
The Trustee will have none of the duties or liabilities of the Sponsor. The duties of the Trustee shall be limited to (i) accepting legal process served on the Trust in the State of Delaware, (ii) the execution of any certificates required to be filed with the Secretary of State of the State of Delaware which the Trustee is required to execute under Section 3811 of the Delaware Statutory Trust Act, and (iii) any other duties specifically allocated to the Trustee in the Declaration of Trust or agreed in writing with the Sponsor from time to time.

Resignation, discharge or removal of Trustee; successor trustees
The Trustee may resign at any time by giving at least 60 days advance written notice to the Trust, provided that such resignation will not become effective until such time as a successor Trustee has accepted appointment as Trustee of the Trust. The Sponsor may remove a Trustee at any time by giving at least 60 days advance written notice to the Trustee, provided that such removal will not become effective until such time as a successor Trustee has accepted appointment as Trustee of the Trust. Upon effective resignation or removal, the Trustee will be discharged of its duties and obligations.

STATEMENTS, FILINGS AND REPORTS
Proper books of account for the Fund shall be kept and shall be audited annually by an independent certified public accounting firm selected by the Sponsor in its sole discretion, and there shall be entered therein all transactions, matters and things relating to each fund’s business as are required by the Securities Act, as amended, and all other applicable rules and regulations, and as are usually entered into books of account kept by persons engaged in a business of like character. The books of account shall be kept at the principal office of the Trust.

FISCAL YEAR
The fiscal year of the Fund will initially be the period ending March 31 of each year. The Sponsor has the continuing right to select an alternate fiscal year.

TERMINATION OF THE TRUST OR THE FUND
The Sponsor may terminate the Trust or the Fund in its sole discretion. The Sponsor will give written notice of the termination of the Trust or the Fund, specifying the date of termination, to Shareholders of the Trust or the Fund, as applicable, at least 30 days prior to the termination of the Trust or the Fund. The Sponsor will, within a reasonable time after such termination, sell all of the gold bullion not already distributed to Authorized Participants redeeming Creation Units, if any, in such a manner so as to effectuate orderly sales and a minimal market impact. The Sponsor shall not be liable for or responsible in any way for depreciation or loss incurred by reason of any sale or sales made in accordance with the provisions of the Declaration of Trust. The Sponsor may suspend its sales of the gold bullion upon the occurrence of unusual or unforeseen circumstances, including, but not limited to, a suspension in trading of gold.

AMENDMENTS TO DECLARATION OF TRUST
The Declaration of Trust can be amended by the Sponsor in its sole discretion and without the Shareholders’ consent by making an amendment, a supplement thereto, or an amended and restated declaration of trust. Any such restatement, amendment and/or supplement hereto shall be effective on such date as designated by the Sponsor in its sole discretion.

GOVERNING LAW
The Declaration of Trust and the rights of the Sponsor, the Trustee, DTC (as registered owner of the Trust’s global certificates for Shares) and the Shareholders under the Declaration of Trust are governed by the laws of the State of Delaware.

INITIAL AP

On [____], 2022, the initial Authorized Participant, [_______] (the “Initial AP”), purchased $[______] in Shares, and on [____], 2022 took delivery of, 100,000 Shares at a per-Share price of $25 (the “Seed Creation Units”). The per-Share price on [____], 2022 was equal to [____] of an ounce of gold determined using the LBMA Gold Price PM. The LBMA Gold Price PM on [____], 2022 was $[____]. As of the date of this Prospectus, these 100,000 Shares represent all of the outstanding Shares. The Initial AP intends to offer the Shares comprising the Seed Creation Units to the public pursuant to this Prospectus at a per Share offering price that will vary depending on the Fund’s NAV and market price of the Shares on the NYSE Arca at the time of the offer. Shares offered by the Initial AP at different times may have different offering prices. The Initial AP will be acting as underwriter with respect to the Seed Creation Units.

Plan of Distribution

In addition to, and independent of, initial purchases by the Initial AP (described above), the Fund expects to issue Shares in Creation Units to Authorized Participants on a continuous basis in exchange for deposits of the amount of gold bullion represented by the Creation Units being created. As of the date of this Prospectus, [___________] are the only Authorized Participants. Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Fund, a “distribution,” as such term is used in the Securities Act, will be occurring.

Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, an Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a Creation Unit from the Fund, breaks the Creation Unit down into the constituent Shares and sells the Shares to its customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter.

Investors who purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by section 4(a)(3) of the Securities Act.

The Sponsor intends to qualify the Shares in states selected by the Sponsor and through broker-dealers who are members of FINRA. Investors intending to create or redeem Creation Units through Authorized Participants in transactions not involving a broker-dealer registered in an investor’s state of domicile or residence should consult their legal advisors regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

Because FINRA views the Shares as interests in a direct participation program, no FINRA-member, or person associated with a member, will participate in a public offering of Shares except in compliance with Rule 2310 of the FINRA Rules. The Authorized Participants do not receive from the Trust or the Sponsor any compensation in connection with an offering of the Shares.

The Shares will trade on NYSE Arca under the symbol “[___].”

Pursuant to the Marketing Agreement, the Marketing Agent is assisting the Sponsor in, among other things: (1) developing a marketing plan for the Fund on an ongoing basis; (2) preparing marketing materials regarding the Shares, including the content on the Fund’s website; (3) executing the marketing plan for the Fund; (4) conducting public relations activities related to the marketing of Shares; and (5) incorporating gold into its strategic and tactical exchange-traded fund research.

Legal Proceedings

None.

Legal Matters

The validity of the Shares will be passed upon for the Sponsor by Stradley Ronon Stevens & Young, LLP, which, as U.S. tax counsel to the Fund, will also render an opinion regarding the material federal income tax consequences that generally will apply under currently applicable law to the purchase, ownership and disposition of Shares by a “U.S. Shareholder” as defined in the material under the caption “United States Federal Tax Consequences” in this Prospectus.

Experts

The financial statements included in this Prospectus and included elsewhere in the registration statement have been audited by [___], an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

The Sponsor has filed on behalf of the Fund a registration statement on Form S-1 with the SEC under the Securities Act. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. Please refer to the registration statement and exhibits for further information with respect to Shares. Statements contained in this Prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this Prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Upon completion of this offering, the Fund will be subject to the informational requirements of the Exchange Act, and the Sponsor, on behalf of the Fund, will file quarterly and annual reports and other information with the SEC. The Sponsor will file an updated prospectus annually for the Fund pursuant to the Securities Act. The reports and other information are available free of cost on the SEC’s website referenced above.  Information about the Fund and the Shares can also be obtained, free of charge, from the Fund’s website: [___]. This Internet address is only provided here as a convenience to you to allow you to access the Fund’s website, and the information contained on or connected to the Fund’s website is not part of this Prospectus or the registration statement of which this Prospectus is a part.

Financial Statements
FRANKLIN TEMPLETON HOLDINGS TRUST

[TO BE PROVIDED:]

APPENDIX A
GLOSSARY OF DEFINED TERMS
In this Prospectus, each of the following quoted terms has the meaning set forth after such term:
“Administrator” — BNYM, a banking corporation organized under the laws of the State of New York.

“Allocated Gold Account Agreement” — The agreement between the Trust and the Custodian which establishes the Fund Allocated Account. The Allocated Gold Account Agreement and the Unallocated Gold Account Agreement are sometimes referred to together as the “Custody Agreements.”

“Authorized Participant” — A person who (1) is a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) is a participant in DTC, (3) has entered into a Participant Agreement with the Administrator and (4) has established an unallocated account with the Custodian or another LPMCL clearing bank. Only Authorized Participants may place orders to create or redeem one or more Creation Units.

“BNYM” — BNYM is the Administrator and Transfer Agent of the Trust. BNYM also serves as the custodian of the Trust’s cash, if any. “Book-Entry System” — The Federal Reserve Treasury Book-Entry System for United States and federal agency securities.
“Business Day” — Any day the Fund’s Listing Exchange is open for business. “CEA” — The Commodity Exchange Act of 1936, as amended.
“CFTC” — The Commodity Futures Trading Commission, established under the CEA. The CFTC is an independent agency of the United States Government with the mandate to regulate commodity interests, including commodity futures and option and swap markets in the United States.

“Code” — The United States Internal Revenue Code of 1986, as amended.

“Creation Unit” — A block of 50,000 Shares or more or such other amount as established from time to time by the Sponsor. Multiple blocks are called “Creation Units.”

“Creation Unit Gold Delivery Amount” — The total deposit of gold bullion required to create a Creation Unit. The Creation Unit Gold Delivery Amount is the number of ounces of gold bullion required to be delivered to the Fund by an Authorized Participant in connection with a creation order for a single Creation Unit. The Creation Unit Gold Delivery Amount also refers to the amount of gold bullion to be paid out by the Fund in connection with the redemption of a Creation Unit.

“Custodian” — JPMorgan Chase Bank, N.A., London branch.

“Custody Agreements” — The Allocated Gold Account Agreement together with the Unallocated Gold Account Agreement.

“Declaration of Trust” — The agreement and declaration of trust entered into by the Sponsor and the Trustee under which the Trust is formed and which sets forth the rights and duties of the Sponsor and the Trustee, as such agreement and declaration of trust may be amended or restated from time to time.

“DTC” — The Depository Trust Company. DTC is a limited purpose trust company organized under New York law, a member of the U.S. Federal Reserve System and a clearing agency registered with the SEC pursuant to the provisions of Section 17A of the Exchange Act. DTC will act as the securities depository for the Shares.

“DTC Participant” — A participant in DTC, such as a bank, broker, dealer or trust company. “Exchange Act” — The Securities Exchange Act of 1934, as amended.
“FCA” — The Financial Conduct Authority, an independent non-governmental body which exercises statutory regulatory power under the FS Act and which regulates the major participating members of the LBMA in the United Kingdom.

“FS Act” — The Financial Services Act 2012.

“Fund Allocated Account” — The allocated gold bullion account of the Trust established with the Custodian on behalf of the Fund by the Allocated Gold Account Agreement. The Fund Allocated Account will be used to hold the gold bullion that is transferred from the Fund Unallocated Account to be held by the Fund in allocated form (i.e., as individually identified bars of gold bullion).

“Fund Unallocated Account” — The unallocated gold bullion account of the Trust established with the Custodian on behalf of the Fund by the Unallocated Gold Account Agreement. The Fund Unallocated Account will be used to facilitate the transfer of gold bullion in and out of the Fund. Specifically, it will be used to transfer gold bullion deposits and gold bullion redemption distributions between Authorized Participants and the Fund in connection with the creation and redemption of Creation Units and in connection with sales of gold bullion for the Fund.

“gold bullion” — (a) gold bullion meeting the requirements of London Good Delivery Standards or (b) credit to an Unallocated Account representing the right to receive gold bullion meeting the requirements of London Good Delivery Standards.

“Gold Price” — Generally the LBMA Gold Price PM.

“Guidance” – The LBMA’s Responsible Gold Guidance.

“IBA” — The ICE Benchmark Administration Limited, an independent specialist benchmark administrator who provides the price platform, methodology and overall administration and governance for the LBMA Gold Price.

“Indirect Participants” — Those banks, brokers, dealers, trust companies and others who maintain, either directly or indirectly, a custodial relationship with a DTC Participant.

“Initial AP” — [________].

“LBMA” — The London Bullion Market Association. The LBMA is the trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists,” which are the lists of LBMA accredited melters and assayers of gold. Further, the LBMA coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation. The major participating members of the LBMA are regulated by the FSA in the United Kingdom under the FS Act.

“LBMA Gold Price” — The price per troy ounce of gold bullion for delivery in London through a member of the LBMA stated in USDs and set via an electronic auction process run twice daily at 10:30 a.m. and 3:00 p.m. London time each Business Day as calculated and administered by the IBA.

“LBMA Gold Price PM” — The 3:00 p.m. London time LBMA Gold Price.

“Listing Exchange” — NYSE Arca, Inc. or other primary U.S. national securities exchange on which Shares are listed. “London Good Delivery Bar” — A bar of gold bullion meeting the London Good Delivery Standards.
“London Good Delivery Standards” — The specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars as set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA. The London Good Delivery Standards are described in “The Gold Industry — The London Bullion Market.”

“London PM Fix” — The afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in USDs. The London PM Fix was discontinued as of March 20, 2015 and is no longer calculated. The London PM Fix was replaced by the LBMA Gold Price PM.

“LPMCL” — The London Precious Metals Clearing Limited.

“Marketing Agreement” — The agreement between the Sponsor and the Marketing Agent under which, among other things, the Marketing Agent will assist the Sponsor with certain marketing activities.

“Marketing Agent” — Franklin Distributors, LLC is registered as a broker-dealer under the Exchange Act, and a member in good standing of the Financial Industry Regulatory Authority.

“NAV” — The net asset value of the Fund or a Share of the Fund. See “Prospectus Summary — The Offering — Net Asset Value” for a description of how the NAV of the Fund and the NAV per Share are calculated.

“OTC” — The global Over-the-Counter market for the trading of gold which consists of transactions in spot, forwards, options and other derivatives.

“Participant Agreement” — An agreement entered into by each Authorized Participant with respect to the Fund which provides the procedures for the creation and redemption of Creation Units and for the delivery of the gold bullion required for such creations and redemptions.

“SEC” — The U.S. Securities and Exchange Commission. “Securities Act” — The Securities Act of 1933, as amended.
“Seed Creation Units” — The Creation Units issued to the Initial AP in exchange for the deposit into the Fund of ounces of gold bullion in connection with the initial operation of the Fund.

“Shareholders” — Owners of beneficial interests in the Shares.

“Shares” — Units of fractional undivided beneficial interest in and ownership of the Fund which are issued by the Trust.

“Sponsor” — Franklin Holdings, LLC formed on July 21, 2021 under the Delaware General Corporation Law.

“Sponsor Agreement” — The agreement between the Trust and the Sponsor setting forth, among other things, the Sponsor’s compensation for its services as Sponsor of the Trust.

“tonne” — One metric tonne which is equivalent to 1,000 kilograms or 32,150.7465 troy ounces. “Transfer Agent” — BNYM.
“Trust” — The Franklin Templeton Holdings Trust, a statutory trust formed on April 19, 2021 under Delaware statutory law as set forth in the Declaration of Trust.
“Trustee” — Delaware Trust Company, a subsidiary of the Corporation Service Company.
 “Unallocated Gold Account Agreement” — The agreement between the Trust and the Custodian which establishes the Fund Unallocated Account. The Allocated Gold Account Agreement and the Unallocated Gold Account Agreement are sometimes referred to together as the “Custody Agreements.”

“U.S. Shareholder” — A Shareholder that is (1) an individual who is treated as a citizen or resident of the United States for U.S. federal income tax purposes; (2) a business entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

 “Weekday” — each calendar day other than a Saturday or Sunday.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution*
The Fund shall not bear any expenses in connection with the issuance and distribution of the securities being registered. These expenses shall be paid by the Sponsor. Except for the registration fee payable to the Securities and Exchange Commission and NYSE Arca Listing Fee, all such expenses are estimated:

Securities and Exchange Commission Registration Fee	$ [_____]
NYSE Arca Listing Fee	$ [_____]
Printing and engraving expenses	$ [_____]
Legal fees and expenses	$ [_____]
Insurance	$ [_____]
Accounting fees and expenses	$ [_____]
Miscellaneous	$ [_____]
Total	$ [_____]

* Subject to revision upon completion of the offering.

Item 14. Indemnification of Directors and Officers.
Section 18-108 of the Delaware Limited Liability Company Act provides that a limited liability company may indemnify and hold harmless any member, manager or other person against any and all claims and demands whatsoever, subject to any standards and restrictions set forth in the limited liability company agreement of the limited liability company.

Section [___] of the Declaration of Trust provides that the Sponsor and its affiliates, and their respective members, managers, directors, officers, employees, agents and affiliates shall be indemnified by the Trust and held harmless against any and all losses, claims, taxes, damages, reasonable expenses, unpaid fees and liabilities of any kind and nature whatsoever by an indemnified party without (1) gross negligence, bad faith or willful misconduct on the part of such indemnified party’s or (2) reckless disregard on the part of the Sponsor of its obligations and duties under this Agreement. The indemnity shall include payment from the Trust of the costs and expenses incurred by the indemnified party of defending itself against any such indemnified claim or liability.

Section [___] of the Declaration of Trust provides that the Trustee or any officer, affiliate, director, employee, or agent of the Trustee hall be entitled to indemnification from the Trust, to the fullest extent permitted by law, from and against any and all losses, claims, taxes, damages, reasonable expenses, unpaid fees and liabilities of any kind and nature whatsoever, to the extent that such amounts arise out of or are imposed upon or asserted against such indemnified persons with respect to the creation, operation or termination of the Trust, the execution, delivery or performance of the Declaration of Trust or the transactions contemplated hereby; provided, however, that the Trust shall not be required to indemnify for any amounts which are a result of the willful misconduct, bad faith or gross negligence of such indemnified person.

In addition, [___________] has entered into separate indemnification agreements with certain officers of the Sponsor which require [_______], among other things, to indemnify the officers against certain liabilities which may arise by reason of their status as officers of the Sponsor. The Sponsor or [_____] also intends to maintain director and officer liability insurance for the Sponsor, if available on reasonable terms.

Item 15. Recent Sales of Unregistered Securities.
None.

Item 16. Exhibits and Financial Statement Schedules.
Exhibit No.	Exhibit Description
4.1	Form of Declaration of Trust*
4.2	Form of Authorized Participant Agreement*
4.3	Form of Certificate of Shares of the Trust*
5.1	Opinion of Stradley, Ronon, Stevens & Young as to legality*

8.1	Opinion of Stradley, Ronon, Stevens & Young as to tax matters*
10.1	Form of Trust Allocated Metals Account Agreement*
10.2	Form of Trust Unallocated Metal Account Agreement*
10.3	License Agreement with The Bank of New York*
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consents of Stradley, Ronon, Stevens & Young are included in Exhibits 5.1 and 8.1
24.1	Powers of Attorney*
* To be furnished by amendment.

Item 17. Undertakings.
The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, That:
(A) Paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-8 under the Securities Act, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and
(B) Paragraphs (1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 (Sec. 239.11 of this chapter), Form S-3 (Sec. 239.13 of this chapter), Form SF-3 (Sec. 239.45 of this chapter) or Form F-3 (Sec. 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to Sec. 230.424(b) of this chapter that is part of the registration statement.
(C) Provided further, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-1 (Sec. 239.44 of this chapter) or Form SF-3 (Sec. 239.45 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (Sec. 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 (“Securities Act”) to any purchaser:
(i)	If the registrant is relying on Rule 430B (Sec. 230.430B under the Securities Act):
(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (Sec. 230.424(b)(3) of the Securities Act) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (Sec. 230.424(b)(2), (b)(5), or (b)(7) under the Securities Act) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (Sec. 230.415(a)(1)(i), (vii), or (x) under the Securities Act) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared  effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of ______________________________________, State of ___________________________, on__________________________ , 2022.

Franklin Templeton Holdings Trust

By: Franklin Holdings, LLC,
as Sponsor of the Trust

By:
[Name and Title]

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/		[___], 2022
[Name]
/s/		[___], 2022
[Name]
/s/		[___], 2022
[Name]
/s/		[___], 2022
[Name]
/s/		[___], 2022
[Name]
/s/		[___], 2022
[Name]
/s/		[___], 2022
[Name]
/s/		[___], 2022
[Name]